HOPEWELL Holdings Limited

2005-2006 Interim Report

合和實業有限公司

二零零五至二零零六年中期報告


06012043

Highlights

- EBIT rose 11% to HK$699 million
- Interim dividend of HK36 cents per share
- Encouraging growth in infrastructure, property leasing and hospitality businesses
- Joint venture toll revenue increased 16%
- Positive net cash (after debt) on hand amounting to HK$3.1 billion as at 31st December, 2005
- Property sale in Macau and Guangzhou are expected to contribute starting from the second half of the fiscal year



Contents


SEC MAIL
PROCESSING
RECEIVED
MAR 2 7 2006
WASH. D.C.
185
SECTION

02	Group Results
05	Interim Dividend
05	Close of Register
05	Business Review
13	Financial Review
14	Prospects
15	Other Information
21	Corporate Information and Key Dates
22	Independent Review Report
23	Condensed Consolidated Income Statement
24	Condensed Consolidated Balance Sheet
26	Condensed Consolidated Statement of Changes in Equity
27	Condensed Consolidated Cash Flow Statement
28	Notes to the Condensed Financial Statements

Group Results

The Board of Directors of Hopewell Holdings Limited ("the Company") is pleased to announce the unaudited interim results of the Group for the six months ended 31st December, 2005.

Overview

New and revised accounting standards ("New Accounting Standards") issued by the Hong Kong Institute of Certified Public Accountants effective in respect of the period under review have been adopted by the Group. For the six months ended 31st December, 2005, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:-

	Turnover (Note 1)		Earnings before interest & tax (Notes 2 & 3)	
	2004	***2005***	*2004*	***2005***
	HK$'M	***HK$'M***	*HK$'M*	***HK$'M***
Infrastructure project investment	26	**56**	447	**540**
Property letting, agency & management	150	**160**	90	**92**
Hotel operations, restaurant & catering	168	**180**	31	**38**
Property development	—	—	72	**(13)**
Others	5	—	(13)	**42**
	349	**396**	627	**699**
Share of turnover of joint ventures engaging in toll expressway business	741	**860**		
	1,090	**1,256**		

	Results (Note 2)	
	2004	***2005***
	HK$'M	***HK$'M***
Earnings before interest & tax (Note 3)	627	**699**
Exceptional items (Note 4)	900	**473**
Fair value change on investment properties		
— Revaluation increase	—	**168**
— Attributable tax effect	—	**(29)**
Finance costs	(53)	**(30)**
Taxation	(13)	**(1)**
Net profit	1,461	**1,280**
Attributable to:		
Equity holders of the Company	1,262	**1,118**
Minority interests (Note 4)	199	**162**
	1,461	**1,280**

Notes:

(1) *Turnover represented the sum of the Group's turnover of HK$396 million (2004: HK$349 million) plus the Group's attributable share of turnover of jointly-controlled entities engaging in infrastructure project investment of HK$860 million (2004: HK$741 million).*

(2) *Certain comparative figures of the last corresponding period have been restated following the adoption of the New Accounting Standards in the current period.*

(3) *Earnings before interest & tax represented the sum of (i) profit from operations before fair value change on investment properties and exceptional items of HK$144 million (2004: HK$60 million); and (ii) share of profits of jointly controlled entities and associates of HK$555 million (2004: HK$567 million).*

Following the adoption of HKAS 1, the Group's share of taxation of jointly controlled entities and associates for the current period totalling HK$59 million (2004: HK$25 million) are presented net of the share of profits of jointly controlled entities and associates.

(4) *The amount included exceptional gain on disposal of a power plant project attributable to minority interests of HK$9 million (2004: HK$82 million).*

Impact of New Accounting Standards

The table below illustrates the effects of the New Accounting Standards on the results of the Group for the six months ended 31st December, 2005.

	2004 *HK$'M*	***2005*** *HK$'M*
Profit attributable to shareholders before adoption of New Accounting Standards	1,268	**991**
(a) Fair value changes on investment properties (less attributable deferred tax provision) *(Note a)*		
— Group	—	**139**
— An Associate	—	**(2)**
(b) Depreciation on hotel property and owner-occupied properties (net of attributable decrease in deferred tax provision) *(Note b)*	(6)	**(6)**
(c) Fair value adjustment on interest free loans receivable *(Note c)*	—	**(1)**
(d) Share-based payments *(Note d)*	—	**(3)**
Profit attributable to shareholders after adoption of New Accounting Standards	1,262	**1,118**

Notes:

(a) *In prior financial periods, surpluses or deficits arising on the open-market valuation of the Group's investment properties were dealt with in the investment property revaluation reserve. Following the adoption of HKAS 40, the surpluses or deficits arising from the revaluation are recognized in the income statement. As a result, the Group's profit for the current period increased by HK$168 million (2004: Nil). With the adoption of HKAS-Int 21, deferred tax charge of HK$29 million (2004: Nil) has been provided for on the fair value increase on investment properties.*

(b) *Following the adoption of HK Int-2, depreciation has to be charged on owner-operated hotel properties. In addition, HKAS 40 also requires owner-occupied portion of investment properties to be treated as property, plant and equipment which are subject to depreciation. Depreciation on hotel property and owner-occupied properties charged to income statement amounted to HK$7 million (2004: HK$7 million). The resulting decrease in deferred tax provision amounted to HK$1 million (2004: HK$1 million).*

(c) *With the adoption of HKAS 39, certain interest free loans receivable are measured at fair value on initial recognition and stated at amortised cost using the effective interest method at subsequent balance sheet dates and resulted in a decrease of net profit after minority interests of HK$1 million for the current period (2004: Nil).*

(d) *The adoption of HKFRS 2 has resulted in recognition of the fair value of share options granted during the period as expenses over the vesting period. The expense charged to income statement of the period amounted to HK$3 million (2004: Nil).*

Turnover

Turnover for the six months ended 31st December, 2005, including the Group's proportionate share of turnover of jointly-controlled entities engaging in toll expressway business, was HK$1,256 million, a 15% increase as compared with HK$1,090 million of the last corresponding period. The increase was mainly due to the growth of the property rental, hospitality, and, in particular, the road infrastructure businesses. The Group's attributable share of toll revenue of the three expressways under operation, namely Guangzhou-Shenzhen Superhighway, Guangzhou East-South-West Ring Road and Phase I of the Western Delta Route, amounted to HK$860 million for the period under review, representing a 16% increase over HK$741 million of the last corresponding period.

Earnings before Interest and Tax

The Group's earnings before interest and tax ("EBIT") increased by 11% to HK$699 million from HK$627 million of the last corresponding period. The increase was mainly attributable to the growth of road infrastructure, property rental and hospitality businesses totalling HK$102 million and increase in interest income of HK$25 million. These favourable results were, however, partly offset by a lower EBIT from property development business as compared to the last corresponding period's gain of HK$72 million mainly from the disposal of the development right by a joint venture company.

Exceptional Items

The gain from exceptional items was HK$473 million as compared to HK$900 million of the last corresponding period. The amount included (i) gain on disposal of interests in Shunde Roads project of HK$163 million (2004: HK$496 million); (ii) gain on disposal of interests in Bangkok Elevated Road and Train System project of HK$265 million (2004: Nil); and (iii) gain on disposal of interests in Tanjung Jati B Power Plant project of HK$45 million (2004: HK$404 million).

Net Profit Attributable to Equity Holders of the Company

Net profit attributable to equity holders of the Company was HK$1,118 million as compared to HK$1,262 million of the last corresponding period. The difference was mainly due to decrease in exceptional gain (net of amount attributable to minority interests) from the last corresponding period's HK$818 million to HK$464 million, which was partly offset by the after-tax effect of fair value increase on investment properties of HK$139 million following the adoption of HKAS 40.

Excluding the effects of the exceptional items and fair value increase on investment properties, net profit attributable to equity holders of the Company would be HK$515 million, a 16% increase over HK$444 million of the last corresponding period.

The Board of Directors has declared an interim dividend of HK36 cents per ordinary share in respect of the financial year ending 30th June, 2006 (30th June, 2005: interim dividend of HK12 cents and special interim dividend of HK30 cents). The dividend will be paid on or about 23rd March, 2006 to those shareholders as registered at the close of business on 22nd March, 2006.

Close of Register

The register of members of the Company will be closed from Friday, 17th March, 2006 to Wednesday, 22nd March, 2006, both days inclusive, during which no transfer of shares of the Company will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 16th March, 2006.

Business Review

Rental Property

Turnover of the property rental business for the period under review, contributed mainly from Hopewell Centre, increased from HK$150 million of the last corresponding period to HK$160 million. EBIT increased from HK$90 million to HK$92 million. Both increases were largely attributable to the improved performance of Hopewell Centre.

Hopewell Centre, Wanchai

The average occupancy rate of Hopewell Centre, our Group's flagship property, improved from the last corresponding period's 92% to about 96%. Rental rates achieved during the period under review on new leases have been progressively higher. The final stage of the major renovation works for the common areas and building facilities to upgrade the property is scheduled for completion by 2006. Benefiting from the upward market trend coupled with the phased completion of the comprehensive renovation program, the rental rates for new leases are expected to maintain its upward momentum within this financial year.

Hongkong International Trade and Exhibition Centre, Kowloon Bay

The average occupancy of The Hongkong International Trade and Exhibition Centre ("HITEC") during the period under review, though facing fierce competition from the supply of new office space in the area, still stood steadily at around 60%, almost the same level as that of the last corresponding period. Turnover from conventions and exhibitions, benefiting from the economic upturn, increased about 14% as compared to the last corresponding period.

The land lease modification of HITEC in January 2005 permits area of the building for office, commercial and retail uses. The Group plans to invest in revamping the building and turning 600,000 square feet into a modernized indoor entertainment destination point.

Panda Place, shopping mall of Panda Hotel

Panda Place, located on the ground and three basement levels of Panda Hotel, was revamped into a modern and stylish shopping mall. The shopping mall features themes of food and beverages, lifestyle and entertainment, targeting at the middle to upper markets of the affluent local families and hotel guests.

Following its soft opening in the third quarter of 2005, Panda Place has achieved an encouraging occupancy rate of over 72% by December 2005. Regular campaigns will continually be staged to attract visitors and establish the mall as an important shopping centre in Tsuen Wan.

Hotel and Catering

Turnover and EBIT of the hospitality business during the period under review increased to HK$180 million and HK$38 million respectively, as compared to HK$168 million and HK$31 million of the last corresponding period. The increases were mainly due to the continued good performance of Panda Hotel and the improved performance of the restaurant and catering services.

Panda Hotel, Tsuen Wan

Revenue of Panda Hotel increased 4% to HK$94 million as compared to the last corresponding year. Average room rate increased by 4% and average room occupancy increased from 89% to 90%. The improvement was attributable to the strong economic recovery and rebound of both short and long hauls visitor arrivals.

Despite intensive competition from the new hotel supply in the adjacent areas, the hotel expects strong business momentum be continued in view of the increase in visitor arrivals in 2006 anticipated by the Hong Kong Tourism Board. The hotel will further strengthen its marketing schemes and continue its on-going renovation program for guestrooms, restaurants and other facilities to sustain its competitiveness.

Restaurant and Catering Services

Contribution from Bayern Gourmet Food (the food manufacturer and supplier) reported remarkable

growth while the overall performance of the Revolving 66 Restaurant at Hopewell Centre and, Yuet Loy Heen and Grand Buffet Restaurant at HITEC improved during the period under review.

Property Development

The property development business for the period under review reported an EBIT loss of HK$13 million which represented mainly the marketing costs incurred for pre-sale of the Nova City in Macau and Hopewell New Town in Huadu district of Guangzhou, as compared to the last corresponding period's gain of HK$72 million. Last period's gain was mainly from the disposal of the development right in Phase 4 of Nova Taipa Gardens.

Hopewell New Town, Huadu, Guangzhou (95% interest)

Construction works for the first phase development of Hopewell New Town, which consists of 6 apartment blocks and 57 townhouses with gardens (with a total gross floor area of approximately 100,000 square meters), are on schedule. In December 2005, construction works for 4 apartment blocks and 57 townhouses were completed. Pre-sale of these units has commenced in October 2005 and received satisfactory response. Successive promotional campaigns will be strategically launched during the financial year ending June 2006.

Nova Taipa Gardens, Taipa Island, Macau (50% interest)

Nova Taipa Gardens is a multi-phased joint venture property development project. Nova City, Phase 2 of this multi-phased project, is now under construction. Construction works for the first sub-phase of Nova City, which covers 5 residential blocks providing 684 units (with a total gross floor area of approximately 1,100,000 square feet) and about 800 parking spaces, is well advanced and completion is planned to be before the financial year ending June 2006. Construction works for the second sub-phase of Nova City, which covers 4 residential blocks providing 552 units (with a total gross floor area of approximately 970,000 square feet) has commenced and completion is planned to be before the financial year ending June 2007.

In the last quarter of 2005, the pre-sale of first sub-phase of Nova City was launched with overwhelming response. Over 90% of these flats are pre-sold with an average selling price of around HK$1,750 per square foot. If completion of these pre-sales materialized in the second quarter of 2006 as currently planned, the Group expects sales profits to be recognized in the second half of this financial year.

The Group believes Macau is a market of phenomenal potential growth and it is committed to develop high-end residential and commercial properties to satisfy Macau's needs as an international metropolis and travel destination. A four-year plan for the phased development of the project is being pursued with planned completion of the first, second and third sub-phases of Nova City, and Phase 3 of Nova Taipa Gardens by the respective financial year ending June 2006, 2007, 2008 and 2009, providing more than 500 units each year. The Group, with its investment in the project since December 1987, expects to yield good profits from development and sale of the project over time.

Commercial Development, 196-206 Queen's Road East, Wanchai

Foundation work for development of the site at 196-206 Queen's Road East into a commercial building of about 75,000 square feet is in progress. Construction works are presently planned to complete in 2007. The present planned total project investment cost is around HK$150 million.

Residential and Commercial Tower, 214-224 Queen's Road East, Wanchai

Demolition work at 214-224 Queen's Road East site for development into a residential and commercial building of about 95,000 square feet has been completed. The present plan is for foundation work to commence in 2006 and construction works to complete in 2008, with present planned total project investment cost being around HK$250 million.

Mega Tower Hotel, Wanchai

The Group has lodged a notice of appeal to the Town Planning Board in May 2005 for its rejection of the Group's planning application to develop the proposed 2,000-room Mega Tower Hotel at the site adjacent to the Hopewell Centre. A hearing date is being arranged by the Town Planning Appeal Board. Alternatives in materializing the project are still being reviewed by the Group.

Infrastructure

EBIT from infrastructure business for the period under review increased 21% from HK$447 million of the last corresponding period to HK$540 million due to the growth in traffic flow and toll revenue of the three expressway projects, viz. Guangzhou-Shenzhen Superhighway ("GS Superhighway"), Guangzhou East-South-West Ring Road ("ESW Ring Road") and Phase I of the Western Delta Route ("Phase I West"), invested by the Group's listed subsidiary, Hopewell Highway Infrastructure Limited ("HHI").

HHI

HHI, in which the Group continues to retain approximately 75% shareholding, focuses on the initiation, promotion, development, investment and operation of toll expressways and bridges. During the period under review, the three expressways have sustained continuing steady growth in both traffic flow and toll revenue. For the six months ended 31st December, 2005, the aggregate average daily traffic and aggregate average daily toll revenue of the three expressways recorded an increase of 21.6% and 11.3% to 366,000 vehicles and RMB 10.16 million respectively. The total toll revenues in the six months reached RMB 1,870 million. Apart from robust growth in toll revenue, HHI also benefits from Renminbi appreciation under the new Renminbi exchange rate regime since late July 2005, including the bulk of its revenue is in Renminbi and in the period, an exchange gain on retranslation of the US dollar bank loans borrowed by a jointly controlled PRC entity has been recognised.

In view of the continuous economic growth in the PRD, the successive completion of the road networks in the province, the substantial increase in car ownership and the fast sustaining growth in passenger and freight transportation, the strategic importance of HHI's expressways become increasingly apparent. HHI expects the traffic flow and toll revenue of the GS Superhighway, the ESW Ring Road and the Phase I West will maintain a continuous stable growth.

Construction of the Phase II of the Western Delta Route, connecting to the Phase I West, has been commenced in December 2005, whereas the preparation works of the Phase III of the Western Delta Route are underway. HHI believes that the whole Western Delta Route, upon completion, will become a strategic route on the western bank of the PRD.

Guangzhou-Shenzhen Superhighway ("GS Superhighway")

The 122.8 km GS Superhighway, with totally 6 lanes in dual directions, is the main artery in the expressway network of the PRD. It connects to four major cities, namely Guangzhou, Dongguan, Shenzhen and Hong Kong. During the period under review, the average daily traffic reached 260,000 vehicles, an increase of 16.7% as compared to the last corresponding period. The average daily toll revenue grew 9.4% to RMB 8.67 million. Total toll revenue in the six months under review reached RMB 1,600 million.



GS Superhighway
Average Daily Traffic Flow
No. of vehicles ('000)
250
200
150
100
50
0
223
260
2004
2005
July - December



GS Superhighway
Average Daily Toll Revenue
RMB ('000)
8,000
6,000
4,000
2,000
0
7,924
8,668
2004
2005
July - December

In accordance with the unitoll policy of the Guangdong Provincial Government, the toll system of the GS Superhighway has successfully connected to and integrated with the Guangdong provincial unitoll collection system, which by December 2005, already covers ten expressways in the PRD, including the GS Superhighway, the Dongguan's Changhu Expressway (newly opened in September 2005 and connecting to the GS Superhighway), the Humen Bridge and others, providing drivers with a convenient "non-stop" rapid transportation network and toll payment service.

In addition, HHI believes the traffic growth of the GS Superhighway will further benefit from the newly constructed Shajing toll station in Shenzhen which opened to traffic in January 2006 and the coming connection to the Shenzhen Nanping Expressway at Tang Lang Shan toll station planned to open to traffic in mid-2006.

During the period under review, the joint venture company has persisted in enhancing the highway's service standards and improving its ancillary traffic facilities, including installations of additional road lightings, traffic monitoring closed circuit televisions, changeable message signboards and light reflective road studs along the main alignment. In 2006, it plans to expand certain toll stations with heavy traffic to facilitate increasing traffic throughput and to continue its study of the feasibility in widening the GS Superhighway from its current total 6 lanes to 10 lanes.

HHI believes that with the sustained robust economic growth of Guangdong Province, the continuing improvement in living standard and per capita income, and increase in car ownership, the traffic flow and toll revenue of the GS Superhighway will maintain continuous stable growth.

Guangzhou East-South-West Ring Road ("ESW Ring Road")

The 38 km ESW Ring Road, with totally 6 lanes in dual directions, is a major route in the PRD and Guangzhou expressway network. The ESW Ring Road connects to the GS Superhighway in the east, connects to the Nansha Port Expressway and Phase I West in the south; and links with the Guangfo Expressway in the west, and several inter-city expressways which are under construction. It plays a vital role in relieving the pressure of traffic congestion in the inner city of Guangzhou and in providing a speedy route passing through Guangzhou en route to other destinations.

During the period under review, the ESW Ring Road exhibited a robust growth in traffic flow and toll revenue. The average daily traffic grew 36% to 84,000 vehicles and the average daily toll revenue rose 21% to RMB 1.16 million. Total toll revenue in the six months under review reached RMB 210 million.


ESW Ring Road
Average Daily Traffic Flow
No. of vehicles ('000)
80
60
40
20
0
62
84
2004
2005
July - December


ESW Ring Road
Average Daily Toll Revenue
RMB ('000)
1,000
800
600
400
200
0
960
1,160
2004
2005
July - December

With the steady economic growth of Guangzhou and the successive completion of the neighboring expressway networks, HHI believes that the traffic volume and toll revenue of this expressway will rise continually.

Phase I of the Western Delta Route ("Phase I West")

The 15 km Phase I West, with totally 6 lanes in dual directions, is a new expressway on the western bank of the PRD. It connects to the ESW Ring Road in the north and the National Highway 105 and Bigui Road of Shunde in the south.

The Phase I West recorded remarkable growth in both traffic flow and toll revenue since it opened to traffic. During the period under review, the average daily traffic increased 38% to 22,000 vehicles and the average daily toll revenue rose 34% to RMB 327,000 as compared with the last corresponding period. Total toll revenue in the six months under review reached RMB 60 million.

Phase I West
Average Daily Traffic Flow
No. of vehicles ('000)


20
15
10
5
0
16
22
2004
2005
July - December

Phase I West
Average Daily Toll Revenue
RMB ('000)


300
240
180
120
60
0
244
2004
2005
July - December

Currently, the Phase I West is the only expressway linking Guangzhou and Shunde. With the increasing inter-city activities between the two cities accompanied by further economic development, HHI believes that both the traffic flow and toll revenue of Phase I West will continue to grow.

Phases II and III of the Western Delta Route ("Phase II West" and "Phase III West")

The Phase II West is a 46 km expressway with totally 6 lanes in dual directions. It will connect to the Phase I West in the north and the National Highway 105 and the proposed western expressway of Zhongshan in the south. The project, in which HHI owns a 50% interest, commenced construction in December 2005 with anticipated construction period of three years. The total investment, excluding interest during construction, is approximately RMB 4,900 million according to present estimation.

The Phase III West is a 38 km expressway project to link the Phase II West to Zhongshan and Zhuhai. In September 2005, HHI conditionally amended the agreements with the PRC

partner of the Phase I West (same partner as Phase II West) to invest, construct and operate the Phase III West. Currently, preparation works are underway.

Upon the completion of the Phase II West and the Phase III West, the Western Delta Route will link up the major cities, namely Guangzhou, Foshan, Zhongshan and Zhuhai to become a strategic route on the western bank of the PRD.

Hong Kong-Zhuhai-Macau Bridge Project

It was reported in the media that the feasibility study of the project has been completed. The project details and the bidding arrangements are pending governments' announcement. HHI believes that it is well positioned to play an important role in the project once it proceeds.

Other Projects

Shunde Roads

For the Shunde Roads project, during the period under review, HK$163 million out of the total outstanding disposal amount of HK$244 million has been received and recognized as a gain. The remaining outstanding balance will be recognized as gains as and when received.

Tanjung Jati B Power Plant Project ("TJB") in Indonesia

A gain of HK$45 million on the TJB disposal was recognized in the period under review (2005: HK$404 million). Up to 31st December, 2005, the TJB disposal has generated a net cash surplus of HK$1,533 million to the Group. The remaining outstanding receivable amounting to approximately HK$128 million will be recognized as gains as and when received.

Bangkok Elevated Road and Train System ("BERTS")

A sale and purchase agreement was entered on 29th November, 2005 for the disposal of the Company's interests in Hopewell (Thailand) Limited ("HTL"), a wholly-owned subsidiary which undertook the BERTS project.

A disposal gain of approximately HK$265 million was recognized in the period under review, mainly representing write back of provisions, following the disposal of HTL, for costs incurred for the BERTS project.

Financial Review

Liquidity and Financial Resources

The Group maintains a strong financial position with net cash balances, including those held by HHI, of HK$3,096 million as at 31st December, 2005 (30th June, 2005: HK$3,329 million).

In October 2005, HHI successfully completed a 5-year unsecured syndicated bank revolving credit and term loan facility of HK$ 3,600 million. As at 31st December, 2005, the Group's deposits, cash holdings, and liquid notes as well as the existing banking facilities, amounted to approximately HK$12,268 million (30th June, 2005: HK$8,897 million).

The Group is financially well positioned for recurring operating activities, present and potential investment activities given its solid deposits, cash holdings as well as the available banking facilities on hand. The expected cash proceeds from the pre-sales of Nova City in Macau and Hopewell New Town in Huadu will further strengthen the Group's financial position.

Treasury Policies

The Group centralizes its treasury activities at group level for better management of financial risks and for obtaining cost efficient funds. The use of financial instruments is strictly controlled and is solely for managing the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings.

The reform of Renminbi exchange rate regime, with an initial appreciation of approximately 2% in July 2005, benefited the Group as a whole given the revenue from business operations of HHI and its jointly controlled entities are mainly denominated in Renminbi.

In terms of bank borrowings, the Group has no significant exposure to foreign exchange risk given the majority of its borrowings was denominated in Hong Kong dollars. As at 31st December, 2005, the Group's borrowings, which are principally arranged on a floating rate basis, amounted to HK$55 million (30th June, 2005: HK$55 million) with a maturity period of two years.

The Group's capital structure, which is mainly financed by equity, is shown as below:

	As at	
	30.6.2005 *(Note)*	***31.12.2005***
	HK$'M	***HK$'M***
Equity attributable to equity holders of the Company	15,466	**16,371**
Minority interests	2,469	**2,556**
Total Equity	17,935	**18,927**
Bank Borrowings	55	**55**
Total Capitalization	17,990	**18,982**

(Note): Following the adoption of the New Accounting Standards, the comparative figures as of 30th June, 2005 has been restated to facilitate evaluation of financial performance.

Contingent Liabilities

Details of the contingent liabilities are set out in note 24 to the condensed financial statements.

Charges on Assets

During the six months ended 31st December, 2005, no mortgage was charged on the Group's properties.

Project Commitments

Details of the project commitments are set out in note 23 to the condensed financial statements.

Material Acquisitions or Disposal

Other than the disposal of Hopewell (Thailand) Limited as mentioned under the Business Review section, there was no material acquisition or disposal of the Company's subsidiaries and associates during the six months ended 31st December, 2005.

Prospects

The Group will continue to focus on Infrastructure, Property and Hospitality businesses, and pursue our goal of maintaining a leading position in these sectors in the PRD. It believes that the robust economic recovery in Hong Kong, the strong economic growth of Macau and the continued rapid economic development in other areas within the PRD, coupled with the economic integration brought by the CEPA initiatives, will bolster the performance of its three core businesses.

Riding on the favourable property market, the Group has made good progress on its property development projects, including the two new property projects at Queen's Road East in Wanchai. The Group will continue with its phased development of Nova City in Macau and Hopewell New Town in Huadu district of Guangzhou. On materialization of the completion as planned of the pre-sold flats in Nova City, the Group would be in a position to recognize such gains in the financial year ending June 2006. For the Mega Tower Hotel project, the Group is continuing its efforts to materialize it. Through HHI, the Group has commenced construction works of Phase II West in December 2005. It will also continue its efforts to finalize the preparation works relating to the Phase III West and to complete the feasibility study of widening the GS Superhighway. We believe HHI is well positioned to play a vital role in the Hong Kong-Zhuhai-Macau Bridge project when it proceeds.

Review of Interim Results

The unaudited interim results of the Group for the six months ended 31st December, 2005 have been reviewed by the Audit Committee and auditors of the Company, Messrs. Deloitte Touche Tohmatsu.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 31st December, 2005, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

(A) the Company[i]

	Shares						
Directors	*Personal interests (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests [ii] (interests of controlled corporation)*	*Other interests [iii]*	*Underlying shares of equity derivatives [iv] (i.e. share option)*	*Total interests*	*% of issued share capital*
Gordon Ying Sheung WU	71,744,032	21,910,000 [v]	111,250,000 [vi]	30,680,000	–	235,584,032 [ix]	26.22%
Eddie Ping Chang HO	24,240,462	1,365,538	2,050,000	–	–	27,656,000	3.08%
Josiah Chin Lai KWOK	1,005,000	–	–	–	–	1,005,000	0.11%
Thomas Jefferson WU	27,130,000	–	820,000	–	–	27,950,000	3.11%
Henry Hin Moh LEE	5,345,322	–	–	–	–	5,345,322	0.59%
Robert Van Jin NIEN	720,000	–	–	–	–	720,000	0.08%
Guy Man Guy WU	2,645,650	–	–	–	–	2,645,650	0.29%
Ivy Sau Ping KWOK WU	21,910,000	121,804,032 [vii]	61,190,000 [viii]	30,680,000	–	235,584,032 [ix]	26.22%
Linda Lai Chuen LOKE	–	1,308,981	–	–	–	1,308,981	0.15%
David Yau-gay LUI	8,537	–	–	–	–	8,537	0.00%
Albert Kam Yin YEUNG	250,000	–	–	–	950,000	1,200,000	0.13%
Andy Lee Ming CHEUNG	500,000	–	–	–	500,000	1,000,000	0.11%
Eddie Wing Chuen HO Junior	500,000	–	–	–	–	500,000	0.06%
Lee Yick NAM	90,000	–	–	–	–	90,000	0.01%
Barry Chung Tat MOK	–	–	–	–	2,500,000	2,500,000	0.28%

Notes:

(i) All interests in the shares and underlying shares of equity derivatives of the Company were long positions. None of the Directors or chief executives held any short position in the shares and underlying shares of equity derivatives of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 30,680,000 shares represented the interests held by Sir Gordon Ying Sheung WU ("Sir Gordon WU") jointly with his wife Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU").

(iv) The interests in underlying shares of equity derivatives represented interests in options granted to Directors under the 2003 Share Option Scheme to subscribe for shares of the Company, further details of which are set out in the section headed "Share Options of the Company".

(v) The family interests in 21,910,000 shares represented the interests of Lady Ivy WU.

(vi) The corporate interests in 111,250,000 shares held by Sir Gordon WU included the interests in 61,190,000 shares referred to in Note (viii).

(vii) The family interests in 121,804,032 shares represented the interests of Sir Gordon WU, the husband of Lady Ivy WU. This figure included 50,060,000 shares held by Sir Gordon WU through corporations.

(viii) The corporate interests in 61,190,000 shares were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.

(ix) Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.

(B) Associated Corporations

(a) Hopewell Highway Infrastructure Limited ("HHI")

Directors	HHI shares	Underlying shares of equity derivatives [i] (i.e. HHI warrants)				Total interests	% of issued share capital
		Personal interests (held as beneficial owner)	*Family interests (interests of spouse or child under 18)*	*Corporate interests [ii] (interests of controlled corporation)*	*Other interests*		
Gordon Ying Sheung WU	300,000 [iii]	6,249,403	2,191,000 [iii]	11,124,999 [iv]	3,068,000 [v]	22,933,402 [xi]	0.79%
Eddie Ping Chang HO	2,165,600 [vi]	–	–	–	–	2,165,600	0.07%
Thomas Jefferson WU	550,000 [vii]	4,480,500	–	82,000	–	5,112,500	0.18%
Henry Hin Moh LEE	–	279,530	–	–	–	279,530	0.01%
Robert Van Jin NIEN	–	10,000	–	–	–	10,000	0.00%
Ivy Sau Ping KWOK WU	300,000 [viii]	2,191,000	11,255,403 [ix]	6,118,999 [x]	3,068,000 [v]	22,933,402 [xi]	0.79%
David Yau-gay LUI	–	853	–	–	–	853	0.00%

Notes:

(i) *These represented warrants of HHI, which conferred rights to subscribe for HHI shares at HK$4.18 per HHI share (subject to adjustments) exercisable during a period of 3 years from 6th August, 2003 to 5th August, 2006.*

(ii) *These HHI warrants were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.*

(iii) *The interests in 300,000 HHI shares and 2,191,000 underlying shares of HHI warrants were interests held by Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU"), the wife of Sir Gordon Ying Sheung WU ("Sir Gordon WU"). The former interests represented the same block of shares in Note (viii).*

(iv) *The corporate interests in 11,124,999 underlying shares of HHI warrants held by Sir Gordon WU included the corporate interests in 6,118,999 underlying shares of HHI warrants referred to in Note (x).*

(v) *The other interests in 3,068,000 underlying shares of HHI warrants represented the interests held jointly by Sir Gordon WU and Lady Ivy WU.*

(vi) *The interests in 2,165,600 HHI shares held by Mr. Eddie Ping Chang HO included personal interests of 1,824,046 HHI shares, family interests of 136,554 HHI shares and corporate interests of 205,000 HHI shares.*

(vii) *The interests in 550,000 HHI shares represented beneficial interests of Mr. Thomas Jefferson WU.*

(viii) *The interests in 300,000 HHI shares were personal interests beneficially owned by Lady Ivy WU and represented the same block of shares in Note (iii).*

(ix) *The family interests in 11,255,403 underlying shares of HHI warrants represented the interests of Sir Gordon WU, the husband of Lady Ivy WU. This figure included 5,006,000 underlying shares of HHI warrants held by Sir Gordon WU through corporations.*

(x) *The corporate interests in 6,118,999 underlying shares of HHI warrants were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.*

(xi) *Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.*

(b) HCNH Insurance Brokers Limited ("HCNH")

Mr. Eddie Ping Chang HO together with his associate beneficially owned 600,000 ordinary shares of HCNH, representing 50% of its issued share capital, through Hong Kong Insurance Agency Limited which was 100% owned by him together with his associate.

All the above interests in the shares and underlying shares of equity derivatives of associated corporations were long positions.

Save as aforesaid, as at 31st December, 2005, none of the Directors or chief executives had any other interests or short positions in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options of the Company

The shareholders of the Company approved the termination (to the effect that no further options shall be offered) of the 1994 Share Option Scheme and the adoption of a new share option scheme (the "2003 Share Option Scheme") both effective on 1st November, 2003.

(A) 1994 Share Option Scheme

The 1994 Share Option Scheme was terminated on 1st November, 2003 and no further options was granted under the 1994 Share Option Scheme. As at 31st December, 2005, there was no outstanding share option under the 1994 Share Option Scheme.

(B) 2003 Share Option Scheme

(1) The 2003 Share Option Scheme will expire on 31st October, 2013, but any options then outstanding will continue to be exercisable.

(2) Details of the movement of share options under the 2003 Share Option Scheme during the period ended 31st December, 2005 were as follows:-

Directors	*Date of grant*	*Exercise Price HK$*	*Balance of outstanding options at 01/07/2005*	*Options granted during the period*	*Options exercised during the period*	*Options cancelled/ lapsed during the period*	*Balance of outstanding options at 31/12/2005*	*Exercise period*	*Closing price before date of grant falling within the period HK$*
Albert Kam Yin YEUNG	08/09/2004	17.10	950,000	–	–	–	950,000	08/09/2004 -07/09/2007	N/A
Andy Lee Ming CHEUNG	08/09/2004	17.10	500,000	–	–	–	500,000	08/09/2004 -07/09/2007	N/A
Eddie Wing Chuen HO Junior	08/09/2004	17.10	495,000	–	495,000	–	–	08/09/2004 -07/09/2007	N/A
Barry Chung Tat MOK	02/09/2005	19.94	–	2,500,000	–	–	2,500,000	02/03/2006 -01/03/2009	20.05
Total			1,945,000	2,500,000	495,000	–	3,950,000		

The weighted average closing price of the shares on the date immediately before the date on which the options were exercised during the period was HK$19.85.

The options granted on 8th September, 2004 are exercisable from the date of grant while the options granted on 2nd September, 2005 are exercisable in the following manner:-

Maximum options exercisable	***Exercisable period***
50% of options granted	from the expiry of 6 months from the date of grant up to 18 months thereof (i.e. 2nd March, 2006 to 1st March, 2007)
all remaining options including those not previously exercised	from the expiry of 18 months from the date of grant up to 42 months thereof (i.e. 2nd March, 2007 to 1st March, 2009)

The fair value of the share options granted during the period with the exercise price per share of HK$19.94 is estimated at HK$2.73 at the date of grant using the Binomial

option pricing model. The value is estimated based on the share price of HK$19.6 at the grant date, the historical volatility of share price of the Company of 23.3% which is based on statistical analysis of daily share prices over one year immediately preceding the grant date, expected life of options of 3.4 years, expected dividend yield of 4.1% and the risk free rate of 3.66% per annum with reference to the rate on the 3-year and 4-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the period are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Options of HHI

(a) The share option scheme of HHI was approved by the written resolutions of the then sole shareholder of HHI passed on 16th July, 2003 and approved by shareholders of the Company at an extraordinary general meeting held on 16th July, 2003 (the "HHI Option Scheme"). The HHI Option Scheme will expire on 15th July, 2013.

(b) There was no movement in the share options of HHI under the HHI Option Scheme during the period ended 31st December, 2005 and as at 31st December, 2005, the outstanding share options of HHI were as follows:

	Date of grant	*Exercise Price HK$*	*Balance of outstanding options at 01/07/2005*	*Options granted during the period*	*Options exercised during the period*	*Options cancelled/ lapsed during the period*	*Balance of outstanding options at 31/12/2005*	*Exercise period*	*Closing price before date of grant falling within the period HK$*
Director of HHI									
Leo Kwok Kee LEUNG	08/09/2004	4.875	2,000,000	–	–	–	2,000,000	08/09/2004 -07/09/2007	N/A
Employee of HHI	08/09/2004	4.875	400,000	–	–	–	400,000	08/09/2004 -07/09/2007	N/A
Total			2,400,000	–	–	–	2,400,000		

All options granted are exercisable from the date of grant.

Substantial Shareholder

Save as disclosed under the section headed "Directors' Interests in Shares, Underlying Shares and Debentures" as at 31st December, 2005, the Company had not been notified of any other interest or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under section 336 of the SFO.

Purchase, Sale or Redemption of Securities

There was no purchase, sale or redemption by the Company or any of its subsidiaries of securities of the Company during the six months ended 31st December, 2005.

Employees and Remuneration Policies

As at 31st December, 2005, there were approximately 1,170 employees in the Group. The Group aims to offer competitive remuneration packages that are regularly monitored in relation to the market. On-going staff development programs are provided within the Group to encourage continuous learning and improvements at work.

Corporate Governance

During the period under review, the Company has complied with all code provisions set out in the Code on Corporate Governance Practices ("CG-Code") contained in Appendix 14 of the Listing Rules. Amendments to the articles of association of the Company to reflect the requirements under code provision A.4.2 on the retirement of all directors by rotation at least once every three years were approved by shareholders at the annual general meeting held on 19th October, 2005.

Model Code for Securities Transaction

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("the Code") set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by the Directors. The Company has made specific enquiry of all Directors who confirmed compliance with the required standard set out in the Code for the period under review.

Written guidelines on no less exacting terms than the Code relating to securities transaction for the relevant employees were adopted by the Company with effect from 1st July, 2005.

Audit Committee

The terms of reference of the Audit Committee were revised in accordance with the provisions set out in the CG-Code on 1st July, 2005. The Company's interim report for the six months ended 31st December, 2005 has been reviewed by the Audit Committee.

Remuneration Committee

The Company established a Remuneration Committee on 1st July, 2005 with written terms of reference in compliance with the CG-Code. The Committee comprises three members with the majority being Independent Non-Executive Directors. During the six months ended 31st December, 2005, the Committee has determined the remuneration package of a newly appointed Executive Director and also reviewed the Directors' fees for the year ending 30th June, 2006.

Disclosure under Chapter 13 of the Listing Rules

The Sino-foreign co-operative joint venture enterprises jointly controlled by the HHI Group and the PRC joint venture partners which operate toll expressways and infrastructure projects, following the listing of HHI on the Stock Exchange in 2003, have been deemed as subsidiaries of the Company for the purpose of the disclosure requirements under Chapter 13 of the Listing Rules. Accordingly, information on advances and financial assistance to such joint venture enterprises is no longer required under Rules 13.13, 13.16, 13.20 and 13.22 of the Listing Rules to be specifically disclosed in the interim report.

Honorary Chairman

The Board expresses deepest sorrow for the passing away of Dr. James Man Hon WU, former Chairman and currently Honorary Chairman of the Company, on 23rd February, 2006 and wishes to acknowledge Dr. WU's invaluable contributions to the Group in the past years.

Change of Director

Mr. Colin Henry WEIR resigned as Executive Director of the Company effective from December 2005 but remains as a consultant to a subsidiary of the Company. The Board thanks Mr. WEIR for his valuable contributions to the Group in the past 15 years.

By order of the Board
Sir Gordon Ying Sheung WU *GBS, KCMG, FICE*
Chairman

Hong Kong, 27th February, 2006

Corporate Information and Key Dates

Board of Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Mr. Eddie Ping Chang HO*
Vice Chairman & Managing Director

Mr. Josiah Chin Lai KWOK
Deputy Managing Director

Mr. Thomas Jefferson WU
Deputy Managing Director

Mr. Henry Hin Moh LEE#
Mr. Robert Van Jin NIEN
Mr. Guy Man Guy WU##
Lady Ivy Sau Ping KWOK WU JP#
Ms. Linda Lai Chuen LOKE##
Mr. Albert Kam Yin YEUNG
Mr. David Yau-gay LUI
Mr. Carmelo Ka Sze LEE#
Mr. Andy Lee Ming CHEUNG
Mr. Eddie Wing Chuen HO Junior
Mr. Lee Yick NAM##
Mr. Barry Chung Tat MOK

* *Also as Alternate director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*
\# *Non-Executive directors*
\## *Independent Non-Executive directors*

Audit Committee

Mr. Lee Yick NAM *Chairman*
Ms. Linda Lai Chuen LOKE
Mr. Guy Man Guy WU

Remuneration Committee

Mr. Eddie Ping Chang HO *Chairman*
Mr. Lee Yick NAM
Ms. Linda Lai Chuen LOKE

Company Secretary

Mr. Peter Yip Wah LEE

Registered Office

64th Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai, Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068

Solicitors

Woo, Kwan, Lee & Lo

Auditors

Deloitte Touche Tohmatsu

Principal Bankers+

Bank of China
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China Construction Bank Corporation
Chiyu Banking Corporation Limited
Citibank, N.A.
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China
Industrial and Commercial Bank of China (Asia) Limited
Liu Chong Hing Bank Limited
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank, Limited
Shanghai Commercial Bank Limited
Shenzhen Development Bank
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

\+ *names arranged in alphabetical order*

Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8628
Fax : (852) 2529 6087

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code : 54)

American Depositary Receipt

CUSIP No.	439555301
Trading Symbol	HOWWY
ADR to share ratio	1:1
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

Investor Relations Manager
Tel : (852) 2862 5683
Fax : (852) 2861 2068
Email : ir@hopewellholdings.com

Web Page

www.hopewellholdings.com

Key Dates

Interim results announcement	27th February, 2006
Close of Register	17th March, 2006 to 22nd March, 2006 (both days inclusive)
Interim dividend payable (HK36 cents per ordinary share)	23rd March, 2006

(as at 27th February, 2006)



Independent Review Report

TO THE BOARD OF DIRECTORS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 23 to 44.

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 31st December, 2005.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
27th February, 2006

Condensed Consolidated Income Statement

For the six months ended 31st December, 2005

	Notes	*Six months ended* 31.12.2004 HK$'000 (unaudited and restated)	31.12.2005 HK$'000 (unaudited)
Turnover	4	349,060	**396,043**
Cost of sales and services		(184,024)	**(190,376)**
		165,036	**205,667**
Other operating income	5	50,046	**107,903**
Selling and distribution costs		(11,399)	**(16,520)**
Administrative expenses		(78,658)	**(79,297)**
Other operating expenses	6	(65,141)	**(74,436)**
		59,884	**143,317**
Gain arising from changes in fair value of investment properties		—	**168,162**
Gain on disposal of a subsidiary	7	—	**265,387**
Gain on disposal of a power station project	8	404,450	**44,818**
Reversal of impairment loss on an amount due from a former jointly controlled entity	9	—	**163,200**
Gain on disposal of interests in jointly controlled entities	9	495,633	**—**
Finance costs	10	(53,583)	**(30,676)**
Share of profits (losses) of			
Jointly controlled entities		565,178	**555,641**
Associates		1,851	**(381)**
Profit before taxation		1,473,413	**1,309,468**
Income tax expense	11	(12,530)	**(29,510)**
Profit for the period		1,460,883	**1,279,958**
Attributable to:			
Equity holders of the Company		1,261,777	**1,117,544**
Minority interests		199,106	**162,414**
		1,460,883	**1,279,958**
Dividends	12	377,489	**323,635**
		HK$	HK$
Earnings per share	13		
Basic		1.41	**1.24**
Diluted		1.41	**1.24**

Condensed Consolidated Balance Sheet

	Notes	30.6.2005 HK$'000 (audited and restated)	31.12.2005 HK$'000 (unaudited)
ASSETS			
Non-current Assets			
Investment properties	14	6,116,284	**6,310,479**
Property, plant and equipment	14	440,627	**448,711**
Prepaid land lease payments	14	790,970	**829,947**
Properties for or under development		201,395	**211,309**
Interests in jointly controlled entities		7,725,147	**8,367,767**
Interests in associates		10,143	**9,154**
Other investment project	23(c)	—	**68,344**
Investments in securities	15	22,114	**—**
Available-for-sale investments	16	—	**76,608**
Long-term receivables		17,550	**9,842**
Pledged deposits		94,263	**—**
		15,418,493	**16,332,161**
Current Assets			
Inventories		9,333	**11,564**
Properties for sale		359,730	**466,745**
Prepaid land lease payments	14	6,874	**8,081**
Investments in securities - current portion	15	737,591	**—**
Trade and other receivables	17	522,057	**167,383**
Deposits and prepayments		34,655	**67,298**
Loan to a jointly controlled entity		10,870	**28,275**
Bank balances and cash		2,551,430	**3,150,613**
		4,232,540	**3,899,959**
Total Assets		19,651,033	**20,232,120**

Condensed Consolidated Balance Sheet (continued)

	Notes	*30.6.2005 HK$'000 (audited and restated)*	*31.12.2005 HK$'000 (unaudited)*
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	18	2,244,925	**2,246,163**
Share premium and reserves		13,221,087	**14,125,006**
Equity attributable to equity holders of the Company		15,466,012	**16,371,169**
Minority interests		2,468,602	**2,556,199**
Total Equity		17,934,614	**18,927,368**
Non-current Liabilities			
Bank borrowings	19	55,000	**55,000**
Amounts due to associates		12,038	**12,447**
Warranty provisions		164,059	**164,059**
Deferred tax liabilities		580,491	**618,513**
		811,588	**850,019**
Current Liabilities			
Trade and other payables	20	759,622	**280,135**
Rental and other deposits		95,258	**125,424**
Amount due to a minority shareholder		—	**8,531**
Tax liabilities		49,951	**40,643**
		904,831	**454,733**
Total Liabilities		1,716,419	**1,304,752**
Total Equity and Liabilities		19,651,033	**20,232,120**

Condensed Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company													
	Share capital HK$'000	*Share premium HK$'000*	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Investment property revaluation reserve HK$'000*	*Exchange equalisation reserve HK$'000*	*PRC statutory reserves HK$'000*	*Investment revaluation reserves HK$'000*	*Share option reserves HK$'000*	*Dividend reserve HK$'000*	*Retained profits HK$'000*	*Total HK$'000*	*Minority interests HK$'000*	*Total HK$'000*
At 1st July, 2004														
As originally stated	2,210,205	8,558,817	–	83,010	2,131,845	(5,682)	57,421	–	–	268,631	1,561,260	14,865,507	2,418,947	17,284,454
Effect of changes in accounting policies (note 3)	–	–	–	–	(2,131,845)	–	–	–	–	–	1,365,292	(766,553)	–	(766,553)
As restated	2,210,205	8,558,817	–	83,010	–	(5,682)	57,421	–	–	268,631	2,926,552	14,098,954	2,418,947	16,517,901
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	–	–	(5,313)	–	–	–	–	–	(5,313)	(146)	(5,459)
Net expense recognised directly in equity	–	–	–	–	–	(5,313)	–	–	–	–	–	(5,313)	(146)	(5,459)
Profit for the period	–	–	–	–	–	–	–	–	–	–	1,261,777	1,261,777	199,106	1,460,883
Total recognised (expense) income for the period	–	–	–	–	–	(5,313)	–	–	–	–	1,261,777	1,256,464	198,960	1,455,424
Capital contribution from minority shareholders	–	–	–	–	–	–	–	–	–	–	–	–	16,588	16,588
Issue of shares	37,125	88,520	–	–	–	–	–	–	–	–	–	125,645	–	125,645
Share issue expenses	–	(50)	–	–	–	–	–	–	–	–	–	(50)	–	(50)
Realised on disposal of interest in jointly controlled entities	–	–	–	–	–	2,839	–	–	–	–	–	2,839	–	2,839
Transfers between reserves	–	–	–	–	–	–	6,321	–	–	–	(6,321)	–	–	–
Amounts set aside for payment of dividends	–	–	–	–	–	–	–	–	–	377,489	(377,489)	–	–	–
Final dividend for year ended 30th June, 2004 paid	–	–	–	–	–	–	–	–	–	(268,931)	–	(268,931)	(226,628)	(495,559)
At 31st December, 2004	2,247,330	8,647,287	–	83,010	–	(8,156)	63,742	–	–	377,189	3,804,519	15,214,921	2,407,867	17,622,788
At 30th June, 2005														
As originally stated	2,244,925	8,648,818	2,668	83,010	2,454,573	(7,314)	63,742	–	–	341,229	2,478,720	16,310,371	2,468,602	18,778,973
Effect of changes in accounting policies (note 3)	–	–	–	–	(2,454,573)	–	–	–	–	–	1,610,214	(844,359)	–	(844,359)
As restated	2,244,925	8,648,818	2,668	83,010	–	(7,314)	63,742	–	–	341,229	4,088,934	15,466,012	2,468,602	17,934,614
Effect of changes in accounting policies (note 3)	–	–	–	–	–	–	–	–	–	–	61,617	61,617	20,788	82,405
At 1st July, 2005	2,244,925	8,648,818	2,668	83,010	–	(7,314)	63,742	–	–	341,229	4,150,551	15,527,629	2,489,390	18,017,019
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	–	–	–	–	–	48,978	–	–	–	–	–	48,978	13,345	62,323
Gain arising from changes in fair value of available-for-sale investments	–	–	–	–	–	–	–	6,942	–	–	–	6,942	–	6,942
Net income recognised directly in equity	–	–	–	–	–	48,978	–	6,942	–	–	–	55,920	13,345	69,265
Profit for the period	–	–	–	–	–	–	–	–	–	–	1,117,544	1,117,544	162,414	1,279,958
Total recognised income for the period	–	–	–	–	–	48,978	–	6,942	–	–	1,117,544	1,173,464	175,759	1,349,223
Capital contribution from minority shareholders	–	–	–	–	–	–	–	–	–	–	–	–	1,567	1,567
Issue of shares	1,238	7,227	–	–	–	–	–	–	–	–	–	8,465	–	8,465
Share issue expenses	–	(7)	–	–	–	–	–	–	–	–	–	(7)	–	(7)
Transfers between reserves	–	–	–	–	–	–	7,213	–	–	–	(7,213)	–	–	–
Recognition of equity settled share based payments	–	–	–	–	–	–	–	–	3,035	–	–	3,035	–	3,035
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	(992)	(992)
Disposal of subsidiaries	–	–	–	–	–	–	–	–	–	–	–	–	(1,092)	(1,092)
Amounts set aside for payment of dividends	–	–	–	–	–	–	–	–	–	323,635	(323,635)	–	–	–
Final dividend for year ended 30th June, 2005 paid	–	–	–	–	–	–	–	–	–	(341,417)	–	(341,417)	(108,433)	(449,850)
At 31st December, 2005	**2,246,163**	**8,656,038**	**2,668**	**83,010**	**–**	**41,664**	**70,955**	**6,942**	**3,035**	**323,447**	**4,937,247**	**16,371,169**	**2,556,199**	**18,927,368**

Condensed Consolidated Cash Flow Statement

For the six months ended 31st December, 2005

	Six months ended	
	31.12.2004	31.12.2005
	(unaudited)	(unaudited)
	HK$'000	HK$'000
Operating activities		
Cash generated from operations before tax payments	54,133	61,709
Net taxes paid	(89,429)	(5,366)
Net cash (used in) from operating activities	(35,296)	56,343
Investing activities		
Dividend received	366,007	323,623
Proceeds on redemption of held-to-maturity debt securities	1,089,446	733,677
Acquisition of held-to-maturity debt securities	(301,119)	—
Net proceeds received on disposal of		
Power station project	629,117	44,818
Interests in jointly controlled entities	518,376	—
Repayment of loan by a jointly controlled entity	502,718	163,200
Decrease in defeasance deposits	1,587,990	—
Other investing cashflows	72,551	(239,151)
Net cash from investing activities	4,465,086	1,026,167
Financing activities		
Dividend paid to		
Shareholders	(268,931)	(341,417)
Minority shareholders of subsidiaries	(226,628)	(108,433)
Repayment of bank and other loans	(133,555)	—
Redemption of notes	(1,474,201)	—
Other financing cashflows	120,788	(35,607)
Net cash used in financing activities	(1,982,527)	(485,457)
Net increase in cash and cash equivalents	2,447,263	597,053
Cash and cash equivalents at beginning of the period	1,029,933	2,551,430
Effect of foreign exchange rate changes	(3,582)	2,130
Cash and cash equivalents at end of the period	3,473,614	3,150,613
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	3,473,614	3,150,613

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 30th June, 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of jointly controlled entities and associates has been changed in accordance with HKAS 1 "Presentation of Financial Statements". The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented.

Hotel property

Hong Kong Interpretation 2 "The Appropriate Accounting Policies for Hotel Properties" ("HK-Int 2") clarifies the accounting policy for owner-operated hotel properties. In previous periods, the Group's self-operated hotel property was carried at cost and was not subject to depreciation. HK-Int 2 requires owner-operated properties to be classified as property, plant and equipment in accordance with HKAS 16 "Property, Plant and Equipment", and therefore be accounted for either using the cost model or the revaluation model. The Group has resolved to account for its hotel property using the cost model. In the absence of any specific transitional provisions in HK-Int 2, the new accounting policy has been applied retrospectively. Comparative figures have been restated.

Owner-occupied leasehold interest in land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of owner-occupied land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid land lease payments, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively. Comparative figures have been restated.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Investment properties

In previous periods, investment properties under Statement of Standard Accounting Practice 13 ("SSAP 13") were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. In the current period, the Group has, for the first time, applied HKAS 40 "Investment property" and has elected to apply this standard retrospectively. The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the income statement for the period in which they arise. Comparative figures have been restated.

The adoption of HKAS 40 has also resulted in a change of classification of certain properties which were previously classified as investment properties according to SSAP 13. In previous periods, property with 15% or less by area or value that was occupied by the Group would normally be regarded as an investment property as a whole though part of it is not held for investment purposes. According to HKAS 40, if a portion of the properties could be sold separately, an entity accounts for the portions separately. In the current year, the Group applied HKAS 40 and has reclassified certain owner-occupied properties from investment properties to property, plant and equipment and prepaid land lease payments retrospectively. Comparative figures have been restated.

Deferred taxes related to investment properties

In previous periods, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current period, the Group has applied HKAS Interpretation 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" ("HKAS-Int 21") which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HKAS-Int 21, this change in accounting policy has been applied retrospectively. Comparative figures have been restated.

Financial Instruments

In the current period, the Group has applied HKAS 32 "Financial instruments: Disclosure and Presentation" and HKAS 39 "Financial instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The application of HKAS 32 has had no material effect on the presentation of financial instruments in the Group's financial statements. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit to recognise, derecognise or measure financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 30th June, 2005, the Group classified and measured its debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less impairment losses (if any) while "other investments" are measured at fair value, with unrealised gains or losses included in the profit or loss. Held-to-maturity investments are carried at amortised cost less impairment losses (if any) under SSAP 24. From 1st July, 2005 onwards, the Group classifies and measures its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair value recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

On 1st July, 2005, the Group classified and measured its debt and equity securities with an aggregate carrying amount of HK$759,705,000 at that date in accordance with the transitional provisions of HKAS 39. The application of HKAS 39 in this respect has had no impact to the Group's retained profits at 1st July, 2005.

Financial assets and financial liabilities other than debt and equity securities

From 1st July, 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

Prior to the application of HKAS 39, interest-free loans were stated at their nominal value. HKAS 39 requires that all financial assets and financial liabilities to be measured at fair value on initial recognition. Interest-free loans are measured at amortised cost using the effective interest method at subsequent balance sheet dates. The Group's retained profits as at 1st July, 2005 have been increased by approximately HK$61,617,000. Profit for the six months ended 31st December, 2005 has been decreased by approximately HK$1,206,000.

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Share-based payments

In the current period, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1st July, 2005. In relation to share options granted before 1st July, 2005, the Group has not applied HKFRS 2 to share options granted on or before 7th November, 2002 and share options that were granted after 7th November, 2002 and had vested before 1st July, 2005 in accordance with the relevant transitional provisions. Accordingly, the adoption of HKFRS 2 has not resulted in an impact to the results of the Group for the prior accounting period.

A summary of the effects of the aforementioned changes in accounting policies is set out in note 3.

The Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The Group is in the process of making an assessment of the potential impact of these new HKFRSs but is not yet in a position to determine the effects of these new HKFRSs on the results of operations and financial position of the Group. These new HKFRSs may result in changes in the future as to how the results and financial position of the Group are prepared and presented.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) - INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) - INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) - INT 6	Liabilities arising from participating in a specific market-waste electrical and electronic equipment[3]
HK(IFRIC) - INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]

1 *Effective for annual periods beginning on or after 1st January, 2007.*
2 *Effective for annual periods beginning on or after 1st January, 2006.*
3 *Effective for annual periods beginning on or after 1st December, 2005.*
4 *Effective for annual periods beginning on or after 1st March, 2006.*

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 above on the results for the current and prior period are as follows:

	Six months ended	
	31.12.2004	*31.12.2005*
	HK$'000	*HK$'000*
Depreciation and amortisation of		
- hotel property	(4,636)	**(4,636)**
- property, plant and equipment reclassified from investment properties	(2,189)	**(2,273)**
Decrease in deferred taxes relating to depreciation and amortisation of hotel property and property, plant and equipment reclassified from investment properties	867	**867**
Gains (losses) arising from changes in fair value of investment properties of		
- the Group	—	**168,162**
- an associate	—	**(1,895)**
Increase in deferred taxes relating to investment properties	—	**(29,428)**
Expenses in relation to share option granted to employees	—	**(3,035)**
Increase in interest income relating to interest-free loan to a jointly controlled entity	—	**21,131**
Decrease in share of profits of jointly controlled entities relating to their financial liabilities	—	**(22,337)**
Share of tax of jointly controlled entities and associates reclassified from (to):		
- share of profits of jointly controlled entities	(24,969)	**(58,582)**
- share of profits of associates	(384)	**(313)**
- income tax expense	25,353	**58,895**
(Decrease) increase in profit for the period	(5,958)	**126,556**

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES (CONTINUED)

Analysis of (decrease) increase in profit for the period by line items presented according to their function:

	Six months ended 31.12.2004 HK$'000	Six months ended 31.12.2005 HK$'000
Increase in turnover	—	**21,131**
Increase in cost of sales and services	(6,825)	**(6,909)**
Increase in administrative expenses	—	**(3,035)**
Increase in gain arising from changes in fair value of investment properties	—	**168,162**
Decrease in share of profits of		
- jointly controlled entities	(24,969)	**(80,919)**
- associates	(384)	**(2,208)**
Decrease in income tax expense	26,220	**30,334**
(Decrease) increase in profit for the period	(5,958)	**126,556**

The cumulative effects of the application of the new HKFRSs as at 30th June, 2005 and 1st July, 2005 are summarised below:

	As at 30th June, 2005 (originally stated)	Effects of adoption of					As at 30th June, 2005 (restated)	Effects of adoption of HKAS 32 & 39	As at 1st July, 2005
		HK-Int 2	HKAS 1	HKAS 17	HKAS 40	HKAS-Int 21			
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance sheet items									
Investment properties	6,477,300	—	—	—	(361,016)	—	6,116,284	—	6,116,284
Property, plant and equipment	538,378	(103,472)	—	(105,328)	111,049	—	440,627	—	440,627
Prepaid land lease payments	—	(26,332)	—	769,067	55,109	—	797,844	—	797,844
Properties for or under development	1,125,532	—	(260,398)	(663,739)	—	—	201,395	—	201,395
Interests in jointly controlled entities	7,725,147	—	—	—	—	—	7,725,147	82,405	7,807,552
Interests in associates	14,164	—	—	—	—	(4,021)	10,143	—	10,143
Properties for sale	99,332	—	260,398	—	—	—	359,730	—	359,730
Investments in securities	759,705	—	—	—	—	—	759,705	(759,705)	—
Held-to-maturity investments	—	—	—	—	—	—	—	737,591	737,591
Available-for-sale investments	—	—	—	—	—	—	—	22,114	22,114
Deferred tax liabilities	(64,815)	22,716	—	—	889	(539,281)	(580,491)	—	(580,491)
Total effects on assets and liabilities		(107,088)	—	—	(193,969)	(543,302)		82,405	
Retained profits	2,478,720	(107,088)	—	—	2,260,604	(543,302)	4,088,934	61,617	4,150,551
Investment property revaluation reserve	2,454,573	—	—	—	(2,454,573)	—	—	—	—
Minority interests	2,468,602	—	—	—	—	—	2,468,602	20,788	2,489,390
Total effect on equity		(107,088)	—	—	(193,969)	(543,302)		82,405	

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES (CONTINUED)

The financial effects of the application of the new HKFRSs to the Group's equity at 30th June, 2004 and 1st July, 2004 are summarised below:

	As at 30th June, 2004 (originally stated)	Effects of adoption of			As at 30th June, 2004 and 1st July, 2004 (restated)
		HK-Int 2	HKAS 40	HKAS-Int 21	
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Retained profits	1,561,260	(99,439)	1,959,749	(495,018)	2,926,552
Investment property revaluation reserve	2,131,845	—	(2,131,845)	—	—
Total effect on equity		(99,439)	(172,096)	(495,018)	

4. TURNOVER AND SEGMENTS

Business Segments

The businesses based upon which the Group reports its primary segment information are as follows:

Infrastructure project investments	-	investments in expressway projects
Property investment	-	property letting, agency and management
Property development	-	development of properties
Hotel investment	-	hotel ownership and management
Restaurants and catering	-	restaurant operations and food catering

Segment information about these businesses is presented below.

Segment turnover

	Six months ended 31.12.2004			Six months ended 31.12.2005		
	External	Inter-segment	Turnover	External	Inter-segment	Turnover
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Infrastructure project investments	25,974	—	25,974	**56,055**	**—**	**56,055**
Property investment	150,090	11,073	161,163	**159,536**	**11,561**	**171,097**
Hotel investment	93,261	87	93,348	**97,493**	**54**	**97,547**
Restaurants and catering	74,862	249	75,111	**82,385**	**—**	**82,385**
Other operations	4,873	135	5,008	**574**	**—**	**574**
Eliminations	—	(11,544)	(11,544)	**—**	**(11,615)**	**(11,615)**
Total turnover	349,060	—	349,060	**396,043**	**—**	**396,043**

Inter-segment revenue was charged at prices determined by management with reference to market prices.

4. TURNOVER AND SEGMENTS (CONTINUED)

Business Segments (continued)

Segment results

	Profit (loss) for the six months ended 31.12.2004				Profit (loss) for the six months ended 31.12.2005			
	Company and subsidiaries HK$'000 (restated)	Jointly controlled entities HK$'000 (restated)	Associates HK$'000 (restated)	Total HK$'000 (restated)	Company and subsidiaries HK$'000	Jointly controlled entities HK$'000	Associates HK$'000	Total HK$'000
Infrastructure project investments	(41,656)	488,820	—	447,164	(18,000)	557,635	—	539,635
Property investment								
- Operations	88,493	—	1,300	89,793	92,433	—	(775)	91,658
- Gain arising from changes in fair value of investment properties	—	—	—	—	168,162	—	—	168,162
Property development	(4,130)	76,358	—	72,228	(10,832)	(1,994)	—	(12,826)
Hotel investment	27,215	—	—	27,215	31,101	—	—	31,101
Restaurants and catering	3,602	—	—	3,602	7,277	—	—	7,277
Other operations	(5,816)	—	551	(5,265)	6,434	—	394	6,828
Segment results	67,708	565,178	1,851	634,737	276,575	555,641	(381)	831,835

	Six months ended	
	31.12.2004 HK$'000 (restated)	31.12.2005 HK$'000
Segment results		
Company and subsidiaries	67,708	**276,575**
Interest and other income	44,799	**73,998**
Exchange (losses) gains	(12,800)	**15,977**
Unallocated corporate expenses	(39,823)	**(55,071)**
	59,884	**311,479**
Gain on disposal of a subsidiary	—	**265,387**
Gain on disposal of a power station project	404,450	**44,818**
Reversal of impairment loss on an amount due from a former jointly controlled entity	—	**163,200**
Gain on disposal of interests in jointly controlled entities	495,633	**—**
Finance costs	(53,583)	**(30,676)**
Share of profits (losses) of		
Jointly controlled entities	565,178	**555,641**
Associates	1,851	**(381)**
Profit before taxation	1,473,413	**1,309,468**

The share of profits (losses) of jointly controlled entities and associates shown above includes share of tax of jointly controlled entities and associates of approximately HK$58,582,000 (six months ended 31.12.2004: HK$24,969,000) and HK$313,000 (six months ended 31.12.2004: HK$384,000) respectively.

4. TURNOVER AND SEGMENTS (CONTINUED)

Geographical Segments

The following table provides an analysis of the Group's turnover by geographical market:

	Six months ended	
	31.12.2004 HK$'000	31.12.2005 HK$'000
Hong Kong	320,816	**338,337**
Mainland China (the "PRC")	28,244	**57,706**
	349,060	**396,043**

5. OTHER OPERATING INCOME

	Six months ended	
	31.12.2004 HK$'000 (restated)	31.12.2005 HK$'000
Other operating income includes:		
Interest on bank deposits and loans receivable	28,183	**65,319**
Yield on held-to-maturity debt securities, after deducting premium on acquisition of HK$3,914,000 (six months ended 31.12.2004: HK$28,846,000) amortised	16,379	**3,822**
Exchange gain	—	**15,977**

6. OTHER OPERATING EXPENSES

	Six months ended	
	31.12.2004 HK$'000	31.12.2005 HK$'000
Other operating expenses include:		
Amortisation of cost of investments in jointly controlled entities	48,590	**55,509**
Exchange losses	12,800	**—**

7. GAIN ON DISPOSAL OF A SUBSIDIARY

During the period, the Company entered into an agreement for the disposal of the Company's entire interest in and the Group's advances to a subsidiary, Hopewell Thailand Limited ("HTL"), whose primary business is the undertaking of the rail and road transport system project in Bangkok (the "BERTS Project"). The consideration for the disposal amounted to Thai Baht 500 million plus a sum equivalent to 20% of the excess over Thai Baht 2 billion if the total amount recoverable by HTL relating to its claims in connection with the BERTS Project exceeds Thai Baht 2 billion as specified in the agreement. However, the timing and ultimate receipt of the consideration could be materially affected by the occurrence of certain events relating to the successful recovery by HTL of its claims regarding the BERTS Project, which are uncertain. Accordingly, the consideration will only be recognised by the Group when payments are received. The gain on disposal of HTL amounting to approximately HK$265 million recognised in the income statement for the current period represents the net liabilities of HTL discharged by the Group on disposal.

8. GAIN ON DISPOSAL OF A POWER STATION PROJECT

The amount represents the gain on disposal of the Tanjung Jati B Power Station in Indonesia recognised during the period. The power station was disposed of in 2003 for a cash consideration of US$306.2 million which is payable by instalments over a period of 39 months from July 2003. Instalments totalling US$285.6 million have so far been received and recognised as income by the Group of which US$5.9 million was recognised during the current period. However, the timing and ultimate receipt of the remaining instalments of US$20.6 million could be materially affected by the occurrence of certain events stipulated in the loan agreements and the finance lease agreements entered into by the purchasers, including, inter alia, force majeure events which would have a material adverse effect on the construction of the plant resulting in the cancellation by the lenders of the project loan facilities granted to the purchasers. Accordingly, the outstanding instalments will only be recognised by the Group when payments are received.

9. REVERSAL OF IMPAIRMENT LOSS ON AN AMOUNT DUE FROM A FORMER JOINTLY CONTROLLED ENTITY/GAIN ON DISPOSAL OF INTERESTS IN JOINTLY CONTROLLED ENTITIES

In the prior period, the Group disposed of its interests in the jointly controlled entities undertaking the highway and bridge project and the National Highway 105 project in Shunde, the PRC, which gave rise to a gain on disposal of approximately HK$496 million recognised by the Group. In determining the gain on disposal, the outstanding amount due from one of the jointly controlled entities of approximately HK$244 million was regarded as impaired. During the current period, such outstanding amount to the extent of approximately HK$163 million was repaid by the jointly controlled entity to the Group and has been recognised in the income statement of the current period. The remaining outstanding amount due from this entity of approximately HK$81 million, which is unsecured and carries interest at bank lending rate, is repayable on 31st December, 2007. However, the recoverability of the outstanding unsecured amount is dependent upon the financial position of the underlying entities which is uncertain, the remaining outstanding amount is still regarded as impaired.

10. FINANCE COSTS

	Six months ended	
	31.12.2004	*31.12.2005*
	HK$'000	*HK$'000*
Interest on		
Bank loans and overdrafts wholly repayable within five years	5,565	**4,327**
Notes wholly payable within five years	18,198	—
Other loans wholly repayable within five years	18,673	**19,864**
	42,436	**24,191**
Other finance costs		
Loan arrangement fees and related charges	10,791	**6,485**
Note issue expenses amortised	356	—
	11,147	**6,485**
	53,583	**30,676**

11. INCOME TAX EXPENSE

	Six months ended	
	31.12.2004	*31.12.2005*
	HK$'000	*HK$'000*
	(restated)	
Current tax		
Hong Kong	6,585	**8,493**
Elsewhere	5,839	**729**
	12,424	**9,222**
Overprovision in prior years		
Hong Kong	(2,652)	**(1,306)**
Elsewhere	(1,172)	**(16,428)**
	(3,824)	**(17,734)**
Deferred tax	3,930	**38,022**
Taxes attributable to the Company and subsidiaries	12,530	**29,510**

Hong Kong Profits Tax is calculated at the rate of 17.5% (six months ended 31.12.2004: 17.5%) on the estimated assessable profits for the period. Taxes on profits assessable elsewhere are calculated at rates prevailing in the countries in which the Group operates.

12. DIVIDENDS

	Six months ended	
	31.12.2004	***31.12.2005***
	HK$'000	***HK$'000***
Interim dividend declared		
HK36 cents (year ended 30.6.2005: HK12 cents) per share	107,768	**323,447**
Special interim dividend declared		
Nil (year ended 30.6.2005: HK30 cents) per share	269,421	—
Additional prior period's final dividend paid on shares issued subsequent to approval of financial statements	300	**188**
	377,489	**323,635**

A final dividend of HK38 cents per share for the financial year ended 30th June, 2005 was paid to shareholders in October 2005.

The directors have declared that an interim dividend in respect of the financial year ending 30th June, 2006 of HK36 cents (year ended 30.6.2005: HK12 cents) per share shall be paid to the shareholders of the Company whose names appear on the Register of Members on 22nd March, 2006.

13. EARNINGS PER SHARE

	Six months ended	
	31.12.2004	***31.12.2005***
	HK$'000	***HK$'000***
	(restated)	
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purposes of basic earnings per share		
Profit for the period attributable to equity holders of the Company	1,261,777	**1,117,544**
Effect of dilutive potential ordinary shares of HHI:		
Adjustment to the Group's results arising from a dilution of HHI's earnings attributable to warrants issued	(2,172)	**(2,458)**
Earnings for the purposes of diluted earnings per share	1,259,605	**1,115,086**

	Number of shares	***Number of shares***
Weighted average number of ordinary shares for the purposes of basic earnings per share	893,665,219	**898,228,382**
Effect of dilutive potential ordinary shares:		
Share options	2,469,416	**225,797**
Weighted average number of ordinary shares for the purposes of diluted earnings per share	896,134,635	**898,454,179**

14. INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT AND PREPAID LAND LEASE PAYMENTS

The fair value of the Group's investment properties at 31st December, 2005 has been arrived at on the basis of open market value as valued by Savills (Hong Kong) Limited, an independent firm of professional property valuers not connected to the Group.

Depreciation of property, plant and equipment and amortisation of prepaid land lease payments charged to the income statement are as follows:

	Six months ended	
	31.12.2004	31.12.2005
	HK$'000	HK$'000
Amortisation of prepaid land lease payments	3,437	**4,041**
Less: Amortisation capitalised on properties under development	(1,824)	**(2,428)**
	1,613	**1,613**
Depreciation of property, plant and equipment	13,566	**11,786**

15. INVESTMENTS IN SECURITIES

	30.6.2005	31.12.2005
	HK$'000	HK$'000
Held-to-maturity debt securities (Note)	737,591	—
Unlisted equity securities	22,114	—
	759,705	—
Carrying amount analysed for reporting purposes:		
Non-current	22,114	—
Current	737,591	—
	759,705	—

Note:

During the period, held-to-maturity debt securities with an aggregate nominal value of approximately HK$738 million was redeemed upon maturity.

16. AVAILABLE-FOR-SALE INVESTMENT

	30.6.2005	31.12.2005
	HK$'000	HK$'000
Equity securities listed in Hong Kong	—	**57,447**
Unlisted equity securities	—	**19,161**
	—	**76,608**

17. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables outstanding at the balance sheet date:

	30.6.2005	*31.12.2005*
	HK$'000	*HK$'000*
Receivables aged		
0 - 30 days	16,301	**23,001**
31 - 60 days	4,353	**7,228**
Over 60 days	5,889	**5,980**
Interest on bank and other deposits receivable	19,598	**1,841**
Proceeds on disposal of investments and property, plant and equipment receivable	152,586	**129,019**
Retentions receivable	314	**314**
Dividend from a jointly controlled entity receivable	323,016	**—**
	522,057	**167,383**

18. SHARE CAPITAL

	Number of shares		*Nominal value*	
	30.6.2005	*31.12.2005*	*30.6.2005*	*31.12.2005*
	'000	*'000*	*HK$'000*	*HK$'000*
Ordinary shares of HK$2.50 each				
Authorised	1,200,000	**1,200,000**	3,000,000	**3,000,000**
Issued and fully paid	897,970	**898,465**	2,244,925	**2,246,163**

Share Options

(a) The Company

During the period, the Company granted options to certain directors to subscribe for a total of 2,500,000 ordinary shares in the Company at the subscription price of HK$19.94 per share.

During the period, the Company issued 495,000 ordinary shares of HK$17.1 each for a total cash consideration of HK$8,464,500 pursuant to the exercise of the options previously granted.

18. SHARE CAPITAL (CONTINUED)

Share Options (continued)

(b) Hopewell Highway Infrastructure Limited ("HHI")

No share option regarding HHI was granted or exercised during the period.

HHI Warrants

In connection with the listing of its shares on the Hong Kong Stock Exchange in 2003, HHI issued warrants to the Company's shareholders on the basis of one warrant for every 10 shares in the Company then held. The warrants entitle the holders to subscribe for shares in HHI at a subscription price of HK$4.18 per share subject to adjustment during the three year period commencing 6th August, 2003.

During the period, 374,919 HHI warrants, carrying an aggregate subscription price of HK$1,567,161, were exercised by the warrant holders resulting in the issuance of 374,919 ordinary shares in HHI. A total of 81,175,956 HHI warrants remained outstanding at the balance sheet date.

19. BANK BORROWINGS

	30.6.2005 HK$'000	31.12.2005 HK$'000
Unsecured bank loans repayable between two and five years	55,000	**55,000**

20. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding at the balance sheet date:

	30.6.2005 HK$'000	31.12.2005 HK$'000
Payables due		
0 - 30 days	246,308	**119,251**
31 - 60 days	3,348	**9,027**
Over 60 days	148,215	**150,831**
Retentions payable	1,943	**1,026**
Development expenditure payable (Note)	359,808	**—**
	759,622	**280,135**

Note:

The development expenditure payable at 30th June, 2005 represents construction and plant costs incurred by the Group in connection with the its overseas infrastructure project, the development of which has been suspended. Such development expenditure payable has been discharged following the disposal of the subsidiary undertaking the infrastructure project during the period.

21. TOTAL ASSETS LESS CURRENT LIABILITIES/NET CURRENT ASSETS

The Group's total assets less current liabilities at 31st December, 2005 amounted to approximately HK$19,777 million (30.6.2005: HK$18,746 million).

The net current assets of the Group at 31st December, 2005 amounted to approximately HK$3,445 million (30.6.2005: HK$3,328 million).

22. DISPOSAL OF SUBSIDIARIES

	Six months ended	
	31.12.2004	31.12.2005
	HK$'000	HK$'000
Net assets disposed of:		
Property, plant and equipment	—	437
Pledged deposits	—	94,263
Trade and other receivables	—	1,127
Deposits and prepayments	—	431
Trade and other payables	—	(360,553)
	—	(264,295)
Minority interests released	—	(1,092)
Gain on disposal of subsidiaries	—	265,387
	—	—

The subsidiaries disposed of during the period did not contribute significantly to the Group's cash flows, turnover or profit before taxation for the period.

23. PROJECT COMMITMENTS

(a) Property development

	30.6.2005	31.12.2005
	HK$'000	HK$'000
(i) Projects undertaken by the Group		
Authorised but not yet contracted for	193,166	390,761
Contracted for but not provided	161,428	97,337
	354,594	488,098
(ii) Project undertaken by a jointly controlled entity		
Group's share of property development expenditure		
Authorised but not yet contracted for	312,635	45,321
Contracted for but not provided	153,578	233,280
	466,213	278,601

23. PROJECT COMMITMENTS (CONTINUED)

(b) Property renovation

	30.6.2005 HK$'000	31.12.2005 HK$'000
Property renovation expenditure		
Authorised but not yet contracted for	—	**29,600**
Contracted for but not provided	40,539	**50,322**
	40,539	**79,922**

(c) Power station project

The Group had entered into a co-operation agreement with a PRC enterprise for the joint development of a 2X600 MW power station in Guangdong Province of the PRC which is undertaken by a joint venture to be established for that purpose. The development cost of the project is estimated to be in the region of RMB5,400 million. The project, which is at a preliminary planning stage, is subject to approval by the relevant PRC authority. At the balance sheet date, development expenditure contracted for in respect of the development of the power station amounted to approximately RMB1,300 million.

At the balance sheet date, the Group has funded the development of the power station project amounted to approximately HK$68 million (30.6.2005: Nil).

Save as disclosed herein, there have been no material changes in the Group's project commitments since 30th June, 2005.

24. CONTINGENT LIABILITIES

As detailed in note 7, the Company disposed of its entire interest in HTL during the period. As a result of the disposal, the various claims and disputes arising from the BERTS project undertaken by HTL are no longer contingent liabilities of the Group.

Save as herein disclosed, there have been no material changes in contingent liabilities of the Group since 30th June, 2005.

02	集團業績
05	中期股息
05	暫停辦理股份過戶登記
05	業務回顧
13	財務回顧
14	展望未來
15	其他資料
21	公司資料及重要日期
22	獨立審閱報告
23	簡明綜合收益表
24	簡明綜合資產負債表
26	簡明綜合權益變動表
27	簡明綜合現金流量表
28	簡明財務報告表附註

集團業績

合和實業有限公司（「公司」）董事會欣然宣佈截至二零零五年十二月三十一日止六個月集團未經審核之中期業績。

概覽

集團採納香港會計師公會於回顧期內生效之新頒佈及經修訂之會計準則（「新會計準則」）。截至二零零五年十二月三十一日止六個月，集團各業務之營業額及其除利息及稅項前溢利之分析如下：—

	營業額（附註一）		除利息及稅項前溢利（附註二及三）	
	2004 港幣百萬元	**2005 港幣百萬元**	2004 港幣百萬元	**2005 港幣百萬元**
基建項目投資	26	**56**	447	**540**
物業租賃、代理及管理	150	**160**	90	**92**
酒店、酒樓及餐飲	168	**180**	31	**38**
物業發展	—	**—**	72	**(13)**
其他	5	**—**	(13)	**42**
	349	**396**	627	**699**
應佔經營收費高速公路之合作公司之營業額	741	**860**		
	1,090	**1,256**		

	業績（附註二）	
	2004 港幣百萬元	**2005 港幣百萬元**
除利息及稅項前溢利（附註三）	627	**699**
特殊項目（附註四）	900	**473**
投資物業公平值之變動		
一重估升值	—	**168**
一相應稅務影響	—	**(29)**
財務成本	(53)	**(30)**
稅項	(13)	**(1)**
淨溢利	1,461	**1,280**
應佔溢利：		
公司股權持有人	1,262	**1,118**
少數股東權益（附註四）	199	**162**
	1,461	**1,280**

附註：

(一) 營業額乃指集團之營業額港幣3.96億元(二零零四年：港幣3.49億元)，加上集團應佔經營基建項目投資之共同控制個體之營業額港幣8.6億元(二零零四年：港幣7.41億元)。

(二) 集團於本會計期間採納新會計準則，故去年若干同期比較數字已作重列。

(三) 除利息及稅項前溢利指(i)未計入投資物業之公平值變動及特殊項目前之經營溢利港幣1.44億元(二零零四年：港幣6,000萬元)；及(ii)應佔共同控制個體及聯營公司之溢利合共港幣5.55億元(二零零四年：港幣5.67億元)。

於期內，集團採用香港會計準則第1號，應佔共同控制個體及聯營公司之稅項總額港幣5,900萬元(二零零四年：港幣2,500萬元)，已於應佔共同控制個體及聯營公司之溢利中扣除。

(四) 包括少數股東應佔出售發電廠項目所得之特殊盈利為數港幣900萬元(二零零四年：港幣8,200萬元)。

新會計準則之影響

新會計準則對集團截至二零零五年十二月三十一日止六個月之業績構成之影響列表如下：－

	2004 港幣百萬元	**2005 港幣百萬元**
採納新會計準則前之股東應佔溢利	1,268	**991**
(a) 投資物業之公平值變動(扣除相應遞延稅項撥備)(附註a)		
－集團	—	**139**
－聯營公司	—	**(2)**
(b) 酒店物業及業主自用物業之折舊		
(扣除相應遞延稅項撥備之減少)(附註b)	(6)	**(6)**
(c) 應收免息貸款之公平值調整(附註c)	—	**(1)**
(d) 以股本為基礎之付款(附註d)	—	**(3)**
採納新會計準則後之股東應佔溢利	1,262	**1,118**

附註：

(a) 在過往會計期間，集團之投資物業按公開市場估值，其引起之盈餘或虧損於投資物業重估儲備處理。在採納香港會計準則第40號後，投資物業因重估而引起之盈餘或虧損會於收益表內確認。因此，集團期內之溢利增加港幣1.68億元(二零零四年：無)。在採納香港會計準則詮釋第21號後，投資物業公平值之增加而引致遞延稅項支出為港幣2,900萬元(二零零四年：無)。

(b) 在採納香港詮釋第2號後，業主營運酒店物業須作出折舊處理。香港會計準則第40號亦要求投資物業之業主自用部份列作物業、機械及設備而需作出折舊處理。就業主營運酒店物業及業主自用之投資物業於收益表內所計提之折舊為港幣700萬元(二零零四年：港幣700萬元)。其引致遞延稅項撥備減少港幣100萬元(二零零四年：港幣100萬元)。

(c) 在採納香港會計準則第39號後，若應收免息貸款於初步確認時按公平值計算，並於其後結算日按攤銷成本計算，該變動引致期內扣除少數股東權益後之淨溢利減少港幣100萬元(二零零四年：無)。

(d) 在採納香港財務報告準則第2號後，引致期內授出之優先認股權的公平值需於歸屬期內確認為支出。期內優先認股權支出港幣300萬元(二零零四年：無)已於收益表中確認。

營業額

截至二零零五年十二月三十一日止六個月，營業額包括按比例之應佔經營收費高速公路業務共同控制個體之營業額達港幣12.56億元，較去年同期港幣10.9億元增長15%。增長主要由於物業租金、酒店及特別是公路基建業務的收入增加所帶動。集團應佔三條營運中之高速公路，包括廣州-深圳高速公路、廣州東南西環高速公路及珠江三角洲西岸幹道第I期之路費收入達港幣8.6億元，較去年同期港幣7.41億元增長16%。

除利息及税項前溢利

集團所得之除利息及税項前溢利，由去年同期港幣6.27億元增長11%至港幣6.99億元。上升主要由於公路基建、收租物業及酒店業務增長共達港幣1.02億元及利息收入上升港幣2,500萬元所致。期內物業發展業務之除利息及税項前溢利較去年之港幣7,200萬元為低，主要由於去年同期一合營公司出售其物業發展權之溢利，故期內良好之業績被其所抵銷。

特殊項目

特殊項目盈利為港幣4.73億元，比對去年同期為港幣9億元。期內該總額包括(i)出售順德公路項目權益之盈利港幣1.63億元（二零零四年：港幣4.96億元）；(ii)出售泰國高架公路及鐵路系統項目權益之盈利為港幣2.65億元（二零零四年：無）；及(iii)出售印尼Tanjung Jati B 電廠項目權益之盈利為港幣4,500萬元（二零零四年：港幣4.04億元）。

公司股權持有人之應佔淨溢利

公司股權持有人之應佔淨溢利為港幣11.18億元，比對去年同期為港幣12.62億元，差額主要由於特殊盈利（扣除少數股東所佔部份）由去年同期港幣8.18億元減少至港幣4.64億元所致，但在採納香港會計準則第40號後，投資物業公平值在除税後增加之港幣1.39億元，抵銷部份差額。

除去特殊項目及投資物業的公平值增加之影響，公司股權持有人應佔淨溢利為港幣5.15億元，較去年同期之港幣4.44億元，增長16%。

中期股息

董事會宣派截至二零零六年六月三十日止財政年度之中期股息為每普通股港幣36仙（二零零五年六月三十日：中期股息港幣12仙及特別中期股息港幣30仙）。股息將約於二零零六年三月二十三日派付予於二零零六年三月二十二日營業時間結束時已登記之股東。

暫停辦理股份過戶登記

公司將於二零零六年三月十七日（星期五）至二零零六年三月二十二日（星期三），包括首尾兩天在內，暫停辦理公司股份過戶登記手續。如欲獲享中期股息，必須於二零零六年三月十六日（星期四）下午四時前，將所有過戶文件送達公司股份登記處—香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心1712-1716室。

業務回顧

收租物業

於回顧期內，集團物業收租業務之營業額由去年同期的港幣1.5億元上升至港幣1.6億元，主要來自合和中心。除利息及稅項前溢利則由港幣9,000萬元增加至港幣9,200萬元，兩者增長主要由於合和中心表現改善所致。

灣仔合和中心

集團旗艦物業—合和中心之平均出租率由去年同期之92%上升至約96%，回顧期內所簽訂之租約租金逐漸上升。為提升物業質素，公用地方及樓宇設施之主要翻新工程已踏入最後階段，預計於二零零六年內完成。受惠於市場租金上升趨勢，加上翻新工程已分階段完成，新簽租約租金料可於本財政年度內維持上調氣勢。

九龍灣香港國際展貿中心

儘管受壓於毗鄰新增的寫字樓對租務構成的激烈競爭，香港國際展貿中心(「展貿中心」)平均出租率於回顧期內仍能穩定維持與去年同期相若之約60%。受惠於經濟好轉，展覽及會議之營業額則比對去年同期上升約14%。

展貿中心於二零零五年一月完成更改土地契約，以容許大樓面積作為寫字樓、商業及零售用途。集團計劃斥資革新大樓，將約600,000平方呎之地方轉型為現代化之室內消閑娛樂焦點場所。

悅來酒店購物商場－悅來坊

位於悅來酒店地面及三層地庫之悅來坊，已翻新為一具設計特色的潮流購物中心，商場設計圍繞食肆、生活品味及娛樂為主題，定位走中高檔路綫，以本地中產家庭及酒店客戶為市場對象。

悅來坊已於二零零五年第三季開張試業，其出租率於二零零五年十二月錄得超過72%，成績令人鼓舞。商場不斷推出定時宣傳活動以吸引顧客，務求成為荃灣區一主要購物中心。

酒店及餐飲

酒店業務的營業額和除利息及税項前溢利於回顧期內分別上升至港幣1.8億元及港幣3,800萬元，比對去年同期所錄得數額分別為港幣1.68億元及港幣3,100萬元，增長主要由於悅來酒店持續表現良好及其他餐飲業務表現改善所致。

荃灣悅來酒店

悅來酒店總收入比對去年同期上升4%至港幣9,400萬元，平均房間價格上升4%，而平均房間入住率則由去年同期的89%上升至90%，上升原因乃經濟復甦及長途和短途訪港旅客躍升所帶動。

儘管酒店面對毗鄰新建酒店之激烈競爭，就香港旅遊發展局預測二零零六年訪港旅客數目將有所增長，預期會為酒店帶來強勁商機。酒店將進一步加強其市場業務推廣，並繼續進行客房、餐廳及其他設施之翻新工程，以維持市場競爭力。

酒樓及宴會服務

於回顧期內，經營食品製造及供應之德國食品有限公司收益錄得顯著增長；合和中心的R66旋轉餐

廳及展貿中心的悅來軒和豐味閣餐廳整體表現亦有所改善。

物業發展

於回顧期內，物業發展業務之除利息及稅項前溢利錄得港幣1,300萬元之虧損，主要為預售澳門濠庭都會及廣州花都區合和新城之推廣成本。比對去年同期則錄得港幣7,200萬元溢利，去年溢利主要來自出售濠景花園第四期物業發展權益。

廣州花都區合和新城(佔95%權益)

合和新城首期發展包括6幢高層洋房單位及57幢聯排別墅連花園(總樓面面積約100,000平方米)，興建工程如期進行。4幢高層洋房單位及57幢聯排別墅之興建工程已於二零零五年十二月峻工。該等單位已於二零零五年十月開始預售，並獲得滿意反應。一連串策略性推銷活動將於二零零六年六月止財政年度內展開。

澳門氹仔濠景花園(佔50%權益)

濠景花園為多期之合營物業發展項目。濠庭都會為此多期項目之第二期，興建工程正在進行。濠庭都會第一分期包括5座高層住宅，可提供684個單位(總樓面面積約1,100,000平方呎)及約800個車位，建築工程進展滿意，現計劃於二零零六年六月止財政年度完結前峻工。濠庭都會第二分期包括4座高層住宅，可提供552個單位(總樓面面積約970,000平方呎)，建築工程現已展開，計劃於二零零七年六月止財政年度完結前峻工。

於二零零五年最後一季，濠庭都會第一分期推出預售，反應非常踴躍。現已售出超過90%住宅單位，每平方呎平均售價約港幣1,750元。倘若按現時計劃下預售交易能於二零零六年第二季實現完成，集團期望銷售溢利可於本財政年度下半年內被確認。

集團相信澳門為極具增長潛力之市場，並承諾發展高級住宅及商業樓宇，以符合澳門成為國際都會及旅遊熱點所需。現正尋求一項四年計劃，將項目分期發展，計劃於二零零六年、二零零七年、二零零八年及二零零九年六月止財政年度分別按階段完成興建濠庭都會第一、第二及第三分期和濠景花園第三期，以提供每年約超過500個住宅單位。集團自一九八七年十二月起已就此項目作出投資，並期望發展及出售此項目能帶來高利潤回報。

灣仔皇后大道東196-206號－商用樓宇

位於灣仔皇后大道東196-206號之地盤，將發展為一幢面積約75,000平方呎之商用樓宇，其地基工程現已展開，建築工程現計劃於二零零七年峻工。現時計劃中之項目總投資成本約為港幣1.5億元。

灣仔皇后大道東214-224號－住宅及商用樓宇

位於灣仔皇后大道東214-224號之地盤，將發展為一幢面積約95,000平方呎之住宅及商用樓宇，其清拆工程已完成。地基工程現計劃於二零零六年展開，而建築工程現計劃於二零零八年峻工，現時計劃中之項目投總資成本約為港幣2.5億元。

灣仔Mega Tower酒店

集團於二零零五年五月，就城市規劃委員會否決其發展合和中心鄰近地盤為建議中擁有2,000房間的Mega Tower酒店之規劃申請而提出上訴。城市規劃上訴委員會正安排聆訊日期。集團現正探討其他方案，務求將項目實現。

基建

於回顧期內，從基建業務所得的除利息及税項前溢利，比對去年同期的港幣4.47億元，上升21%至港幣5.4億元，上升原因由於集團上市附屬公司—合和公路基建有限公司(「合和公路基建」)所投資的三條高速公路項目—廣州—深圳高速公路(「廣深高速公路」)、廣州東南西環高速公路(「東南西環高速公路」)及珠江三角洲西岸幹道第I期(「西綫I期」)之車流量及路費收入增長所帶動。

合和公路基建

合和公路基建專注開發、推動、發展、投資及營運收費高速公路及橋樑項目，其約75%之股權繼續由集團所持有。於回顧期內，三條高速公路的車流量及路費收入均持續穩定增長。截至二零零五年十二月三十一日止六個月，該三條高速公路之綜合日均車流量及綜合日均路費收入分別錄得21.6%及11.3%之增長，至36.6萬架次及人民幣1,016萬元，而六個月的路費總收入達人民幣18.7億元。除路費收入強勁增長外，合和公路基建大部份收入以人民幣為單位，受惠於二零零五年七月下旬新的人民幣匯率制度，人民幣升值，令期內兑換一中國共同控制個體之美元銀行貸款時產生匯兑收益。

隨著珠江三角洲地區的經濟持續增長、省內路網的相繼建成、汽車擁有量的迅速增加以及客貨運業不斷地快速增長，集團的高速公路之策略重要性將會更加明顯。合和公路基建預計廣深高速公路、東南西環高速公路及西綫I期的車流量及路費收入均會維持持續穩定增長。

與西綫I期連接的珠江三角洲西岸幹道第II期工程已於二零零五年十二月動工建設，而珠江三角洲西岸幹道第III期工程的前期工作亦正展開。合和公路基建相信當西綫三期工程全部建成後，該項目將會成為珠江三角洲西岸的策略性幹道。

廣州－深圳高速公路（「廣深高速公路」）

廣深高速公路全長122.8公里，雙向共六車道，是珠江三角洲高速公路網內之主要幹道，連接廣州、東莞、深圳及香港四個重要城市。於回顧期內，日均車流量達26萬架次，較去年同期上升16.7%，而日均路費收入增長9.4%，達人民幣867萬元。回顧期內六個月的路費總收入達人民幣16億元。


廣深高速公路
平均每日車流量
架次（千輛）
250
200
150
100
50
0
223
260
2004
2005
七月至十二月


廣深高速公路
平均每日路費收入
人民幣（千元）
8,000
6,000
4,000
2,000
0
7,924
8,668
2004
2005
七月至十二月

根據廣東省政府的聯網收費政策，廣深高速公路已成功與廣東省聯網收費系統連接及接入，該系統於二零零五年十二月已覆蓋珠江三角洲區域內的十條高速公路，包括廣深高速公路、東莞的常虎高速公路（於二零零五年九月開通並與廣深高速公路連接）、虎門大橋及其他高速公路，為司乘人員提供方便的「不停車」暢通交通網絡及收費安排。

此外，合和公路基建相信廣深高速公路的車流量增長將進一步受惠於二零零六年一月增建開通的深圳沙井收費站，及計劃於二零零六年年中開通並連接廣深高速公路的深圳南坪快速路之塘朗山收費站。

在回顧期內，合營企業繼續提升廣深高速公路的服務水平及改善沿綫交通設施，包括在沿綫增添路燈、交通監控閉路電視、可變情報板及在主綫車道上加裝反光道釘等工程。在二零零六年，合營企業計劃對部份車流量大的收費站進行擴建，應付日益增加的車流量，並進一步研究將廣深高速公路由現時六車道擴寬至十車道的可行性。

合和公路基建相信，隨着廣東省經濟的持續強勁增長、生活水平及個人收入的不斷改善和汽車擁有量的增加，廣深高速公路的車流量及路費收入將會保持穩定的增長。

廣州東南西環高速公路（「東南西環高速公路」）

東南西環高速公路全長38公里，雙向共六車道，是珠江三角洲及廣州市高速公路網中一條主要幹道。東南西環高速公路東連廣深高速公路，南接南沙港快速路及西綫I期，西聯廣佛高速公路，及與多條正在建設的城市快速路連接，對舒解廣州市內交通擠塞壓力和疏導廣州市過境交通起著十分重要的作用。

於回顧期內，東南西環高速公路的車流量及路費收入均錄得強勁增長，日均車流量較去年同期增長36%，達8.4萬架次，而日均路費收入較去年同期上升21%，達人民幣116萬元。回顧期內六個月的路費總收入達人民幣2.1億元。


東南西環高速公路
平均每日車流量
架次（千輛）
80
60
40
20
0
62
84
2004
2005
七月至十二月


東南西環高速公路
平均每日路費收入
人民幣（千元）
1,000
800
600
400
200
0
960
1,160
2004
2005
七月至十二月

隨着廣州市經濟的穩步增長及周邊高速公路網的進一步建成，合和公路基建相信本項目的車流量及路費收入將會持續上升。

珠江三角洲西岸幹道第I期（「西綫I期」）

西綫I期高速公路全長約15公里，雙向共六車道，是珠江三角洲西岸一條新的幹道，北連東南西環高速公路，南接順德的105國道及碧桂公路。

西綫I期通車以來的車流量及路費收入均持續錄得強勁增長。於回顧期內，日均車流量達2.2萬架次，較去年同期增長38%，而日均路費收入達人民幣32.7萬元，較去年同期上升34%。回顧期內六個月的路費總收入達人民幣6,000萬元。


西綫I期
平均每日車流量
架次（千輛）
20
15
10
5
0
16
22
2004
2005
七月至十二月


西綫I期
平均每日路費收入
人民幣（千元）
300
240
180
120
60
0
244
327
2004
2005
七月至十二月

西綫I期是目前連接廣州與順德的唯一高速公路，隨着該兩地進一步經濟發展所帶來的城市之間的活動增加，合和公路基建相信西綫I期的車流量及路費收入將持續增長。

珠江三角洲西岸幹道第II期及第III期（「西綫II期」及「西綫III期」）

西綫II期高速公路全長約46公里，雙向共六車道，北連西綫I期，南接中山的105國道及規劃中的西部快速路。該項目由合和公路基建參佔百份之五十權益，已於二零零五年十二月動工建設，預計工期三年，根據現時的估算，總投資（不含建設期利息）約人民幣49億元。

西綫III期為連接西綫II期至中山及珠海的38公里高速公路項目。於二零零五年九月，合和公路基建與西綫I期（亦為西綫II期的合作夥伴）的國內合作夥伴達成有條件修訂協議，共同投資、建設及經

營西綫III期。目前，各項前期工作正在進行中。

當西綫II期及西綫III期相繼建成後，珠江三角洲西岸幹道將貫通廣州、佛山、中山及珠海等重要城市，成為珠江三角洲西岸的策略性主幹道。

港珠澳大橋項目

根據傳媒報導，港珠澳大橋項目的可行性研究已完成。該項目的詳情及投標辦法尚待政府公佈。合和公路基建相信，當項目開展時，將會處於有利位置，並可擔當一個重要的角色。

其他項目

順德公路

就出售順德公路項目而尚未收取價款達港幣2.44億元，當中為數港幣1.63億元已於回顧期內收取及被確認為盈利。其餘未收取價款將於收取時被確認為盈利。

印尼Tanjung Jati B電廠（「TJB」）項目

出售TJB項目為集團於回顧期內賺取港幣4,500萬元之溢利（二零零五年：港幣4.04億元）。直至二零零五年十二月三十一日止，出售TJB項目已為集團帶來淨現金盈餘為港幣15.33億元。其餘未收取款項達港幣1.28億元，將於收取時被確認為盈利。

曼谷高架公路及鐵路系統（「BERTS」）

有關出售公司於Hopewell (Thailand) Limited（「HTL」）（乃公司全資附屬公司，從事BERTS項目）權益之買賣合約已於二零零五年十一月二十九日簽訂。

出售所帶來為數港幣2.65億元之盈利已於回顧期內確認，該數額主要為隨著出售HTL撥回對BERTS項目支出之撥備。

財務回顧

資金流動性及財務資源

集團財務狀況持續穩健，於二零零五年十二月三十一日，集團淨現金水平(包括合和公路基建所持現金)達港幣30.96億元(二零零五年六月三十日：港幣33.29億元)。

於二零零五年十月，合和公路基建成功籌集一項五年期為數港幣36億元無抵押銀團循環及定期貸款。於二零零五年十二月三十一日，集團之存款、現金、流動票據及現有銀行貸款額為數達港幣122.68億元(二零零五年六月三十日：港幣88.97億元)。

集團手頭存款、現金及可動用銀行貸款額充裕，財務狀況處於優勢，足以應付日常運作、現有及未來投資活動所需。預售澳門濠庭都會及花都合和新城所帶來之預期現金收益，將進一步鞏固集團財務狀況。

庫務政策

集團集中管理其庫務活動，以便更有效地管理財務風險及獲取具成本效益的資金。財務工具的運用非常嚴謹，主要用作管理集團之借貸利率及外幣兌換率風險。

人民幣匯率制度改革後，人民幣最初於二零零五年七月升值約2%，由於合和公路基建及其共同控制個體所經營業務之收入皆以人民幣單位為主，故集團整體得以受惠。

至於銀行借貸，由於集團借貸大部份以港幣為單位，所以並無外幣兌換率風險。於二零零五年十二月三十一日，集團的借貸達港幣5,500萬元(二零零五年六月三十日：港幣5,500萬元)，主要為浮息貸款，需於兩年內償還。

集團之資本結構主要為股東權益，載列如下：

	30.6.2005 *港幣百萬元* *(附註)*	***31.12.2005*** ***港幣百萬元***
公司股權持有人之應佔股東權益	15,466	**16,371**
少數股東權益	2,469	**2,556**
總股東權益	17,935	**18,927**
銀行借款	55	**55**
總資本	17,990	**18,982**

附註： 隨着採納新訂會計準則，為使更有效地評估財務表現，於二零零五年六月三十日之比較數字已作重列。

或然負債

或然負債之資料詳載於簡明財務報告表附註24。

資產抵押

截至二零零五年十二月三十一日止六個月內，集團並無抵押其物業。

項目承擔

項目承擔之資料詳載於簡明財務報告表附註23。

重大收購或出售

除於業務回顧部份中提及出售Hopewell (Thailand) Limited外，截至二零零五年十二月三十一日止六個月內，公司概無對其任何附屬公司及聯營公司作出重大收購或出售。

展望未來

集團將繼續專注基建、物業及酒店業務，並以此業務取得珠三角洲的領導地位為目標。集團相信憑藉香港強勁經濟復蘇、澳門經濟蓬勃增長及珠三角洲境內其他地區之經濟持續增長，加上更緊密經貿關係安排帶來一體系經濟，將加固集團三個核心業務之表現。

物業市道良好，集團之物業發展項目包括位於灣仔皇后大道東的兩個物業項目有著良好進展。位於澳門的濠庭都會及廣州花都的合和新城將繼續分期發展。當濠庭都會單位預售交易按計劃完成後，集團將於二零零六年六月止財政年度確認該盈利。至於Mega Tower酒店項目，集團將繼續致力將項目實現。集團並透過合和公路基建，於二零零五年十二月展開西綫 II期之興建工程，並將繼續致力完成西綫 III期之前期工作及完成研究擴闊廣州—深圳高速公路之可行性。我們相信待港珠澳大橋項目開展時，合和公路基建將可擔當一個重要角色。

中期業績之審閱

集團截至二零零五年十二月三十一日止六個月之未經審核中期業績已由公司之審核委員會及核數師德勤•關黃陳方會計師行審閱。

董事於股份、相關股份及債權證之權益

於二零零五年十二月三十一日，根據證券及期貨條例第352條須載錄於公司存置之登記冊內，或根據上市公司董事進行證券交易之標準守則(「標準守則」)而須通知公司及聯交所，公司各董事及最高行政人員於公司或公司任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(A) 公司 (i)

	股份						
董事	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益 (ii)(受控制公司擁有之權益)	其他權益 (iii)	股本衍生工具相關股份 (iv)(即優先認股權)	總權益	佔已發行股本之百分比
胡應湘	71,744,032	21,910,000 (v)	111,250,000 (vi)	30,680,000	–	235,584,032 (ix)	26.22%
何炳章	24,240,462	1,365,538	2,050,000	–	–	27,656,000	3.08%
郭展禮	1,005,000	–	–	–	–	1,005,000	0.11%
胡文新	27,130,000	–	820,000	–	–	27,950,000	3.11%
李憲武	5,345,322	–	–	–	–	5,345,322	0.59%
嚴文俊	720,000	–	–	–	–	720,000	0.08%
胡文佳	2,645,650	–	–	–	–	2,645,650	0.29%
胡郭秀萍	21,910,000	121,804,032 (vii)	61,190,000 (viii)	30,680,000	–	235,584,032 (ix)	26.22%
陸勵荃	–	1,308,981	–	–	–	1,308,981	0.15%
雷有基	8,537	–	–	–	–	8,537	0.00%
楊鑑賢	250,000	–	–	–	950,000	1,200,000	0.13%
張利民	500,000	–	–	–	500,000	1,000,000	0.11%
何榮春	500,000	–	–	–	–	500,000	0.06%
藍利益	90,000	–	–	–	–	90,000	0.01%
莫仲達	–	–	–	–	2,500,000	2,500,000	0.28%

附註：

(i) 於公司之所有股份及股本衍生工具相關股份之權益均為長倉。各名董事或最高行政人員概無持有公司之任何股份及股本衍生工具相關股份之淡倉。

(ii) 公司權益由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 其他權益30,680,000股股份由胡應湘爵士(「胡爵士」)及其妻子胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)共同持有之權益。

(iv) 此等股本衍生工具相關股份乃在二零零三年優先認購權下，授予董事認股權益以認購公司股份，進一步之詳情載於標題為「公司之優先認股權」一段內。

(v) 家屬權益21,910,000股股份乃胡爵士夫人之權益。

(vi) 公司權益111,250,000股股份乃由胡爵士持有之權益，此權益包括附註(viii)所列之權益61,190,000股。

(vii) 家屬權益121,804,032股股份乃胡爵士夫人之丈夫胡爵士之權益，此數包括胡爵士透過由公司持有之50,060,000股股份。

(viii) 公司權益61,190,000股股份由胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。

(ix) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(B) 相聯法團

(a) 合和公路基建有限公司(「合和公路基建」)

董事	合和公路基建股份	股本衍生工具相關股份(i)(即合和公路基建認股權證) 個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益(ii)(受控制公司擁有之權益)	其他權益	總權益	佔已發行股本之百分比
胡應湘	300,000 (iii)	6,249,403	2,191,000 (iii)	11,124,999 (iv)	3,068,000 (v)	22,933,402 (xi)	0.79%
何炳章	2,165,600 (vi)	–	–	–	–	2,165,600	0.07%
胡文新	550,000 (vii)	4,480,500	–	82,000	–	5,112,500	0.18%
李憲武	–	279,530	–	–	–	279,530	0.01%
嚴文俊	–	10,000	–	–	–	10,000	0.00%
胡郭秀萍	300,000 (viii)	2,191,000	11,255,403 (ix)	6,118,999 (x)	3,068,000 (v)	22,933,402 (xi)	0.79%
雷有基	–	853	–	–	–	853	0.00%

附註:

(i) 此等合和公路基建認股權證,為其所賦予之權利,可以每股港幣4.18元(可予調整)認購合和公路基建股份,該權利可於二零零三年八月六日起至二零零六年八月五日止三年內行使。

(ii) 此等合和公路基建認股權證由一間公司實益擁有,而根據證券及期貨條例,有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 300,000股合和公路基建股份及2,191,000股合和公路基建認股權證之相關股份等權益,乃胡應湘爵士(「胡爵士」)之妻子胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)之權益。上述權益代表附註(viii)所列之同等數目之股份權益。

(iv) 公司權益11,124,999股合和公路基建認股權證之相關股份由胡爵士持有之權益,此數包括附註(x)所列之公司權益6,118,999股合和公路基建認股權證之相關股份。

(v) 其他權益3,068,000股合和公路基建認股權證之相關股份乃由胡爵士及胡爵士夫人共同持有之權益。

(vi) 2,165,600股合和公路基建股份權益乃何炳章先生擁有之權益,其中包括1,824,046股合和公路基建股份為個人權益、136,554股合和公路基建股份為家屬權益及205,000股合和公路基建股份為公司權益。

(vii) 550,000股合和公路基建股份權益乃胡文新先生個人實益擁有之權益。

(viii) 300,000股合和公路基建股份為胡爵士夫人個人實益擁有之權益,並代表附註(iii)所列之同等數目之股份權益。

(ix) 家屬權益11,255,403股合和公路基建認股權證之相關股份乃胡爵士夫人之丈夫胡爵士之權益。此權益包括由胡爵士透過公司持有之5,006,000股合和公路基建認股權證之相關股份。

(x) 公司權益6,118,999股合和公路基建認股權證之相關股份由胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。

(xi) 根據證券及期貨條例,胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(b) 合信保險及再保險有限公司(「合信保險」)

何炳章先生及其聯繫人透過其持有100%權益的香港保險代理有限公司實益擁有合信保險之600,000股普通股,佔其已發行股本之50%。

所有上述於相聯法團持有之股份及股本衍生工具相關股份之權益均為長倉。

除上述所披露外,於二零零五年十二月三十一日,公司各董事或最高行政人員概無持有公司相聯法團之任何其他股份、相關股份及債權證之權益或淡倉,而須根據證券及期貨條例第352條載錄於本公司存置之登記冊內,或根據標準守則規定而須通知公司及聯交所。

公司之優先認股權

公司股東批准終止(即不可再授出認股權)一九九四年優先認股權計劃，並採納一新優先認股權計劃(「二零零三年優先認股權計劃」)，兩者生效日期均為二零零三年十一月一日。

(A) 一九九四年優先認股權計劃

一九九四年優先認股權計劃於二零零三年十一月一日經已終止，公司再無就一九九四年優先認股權計劃授出任何認股權。截至二零零五年十二月三十一日，並無尚未行使的一九九四年優先認股權計劃的認股權。

(B) 二零零三年優先認股權計劃

(1) 二零零三年優先認股權計劃將於二零一三年十月三十一日屆滿，然而，當時任何尚未行使之認股權將繼續有效。

(2) 截至二零零五年十二月三十一日止期內，公司優先認股權變動詳情如下：

董事	授出日期	行使價(港元)	於二零零五年七月一日尚未行使之認股權數目	於期內授出認股權數目	於期內行使認股權數目	於期內註銷／屆滿認股權數目	於二零零五年十二月三十一日尚未行使之認股權數目	行使期	於期內緊接認股權授出日期之前的收市價(港元)
楊鑑賢	08/09/2004	17.10	950,000	–	–	–	950,000	08/09/2004 -07/09/2007	不適用
張利民	08/09/2004	17.10	500,000	–	–	–	500,000	08/09/2004 -07/09/2007	不適用
何榮春	08/09/2004	17.10	495,000	–	495,000	–	–	08/09/2004 -07/09/2007	不適用
莫仲達	02/09/2005	19.94	–	2,500,000	–	–	2,500,000	02/03/2006 -01/03/2009	20.05
合共			**1,945,000**	**2,500,000**	**495,000**	–	**3,950,000**		

期內，緊接行使認股權日期之前的股份加權平均收市價為港幣19.85元。

於二零零四年九月八日授出之認股權可在授出日後行使，而於二零零五年九月二日授出之認股權按下列方式行使：

最多可行使之認股權	行使期限
授出認股權之50%	由授出日後之六個月至授出日後之十八個月內 (即二零零六年三月二日至二零零七年三月一日)
餘下全數(包括尚未行使)之認股權	由授出日後之十八個月至授出日後之四十二個月止 (即二零零七年三月二日至二零零九年三月一日)

按二項式期權定價模式計算，於期內授出每股行使價港幣19.94元之優先認股權在授出當日之公平價值估計為港幣2.73元。有關價值乃按照授出當日之股價港幣19.6元，緊接授出當

日前一年的每日股價統計分析而計算出之公司股價歷史波幅比率23.3%、預期認股權之年期3.4年及股息回報率4.1%，以及經參考三年期及四年期外滙基金債券之無風險年息率3.66%而計算。

二項式期權定價模式乃用於估計可買賣認股權之公平價值。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於期內所授出認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平價值構成重大影響，二項式期權定價模式未必能夠可靠地計算認股權之公平價值。

合和公路基建之優先認股權

(a) 合和公路基建之優先認股權計劃(「合和公路基建認股權計劃」)由當時唯一股東於二零零三年七月十六日以書面決議案批准，及經由公司股東於二零零三年七月十六日舉行之股東特別大會上批准。合和基建認股權計劃將於二零一三年七月十五日屆滿。

(b) 截至二零零五年十二月三十一日止期內，合和公路基建認股權計劃下之合和公路基建認股權並無任何變動，而於二零零五年十二月三十一日，尚未行使之合和公路基建認股權詳情如下：

	授出日期	行使價(港元)	於二零零五年七月一日尚未行使之認股權數目	於期內授出認股權數目	於期內行使認股權數目	於期內註銷／屆滿認股權數目	於二零零五年十二月三十一日尚未行使之認股權數目	行使期	於期內緊接認股權授出日期之前的收市價(港元)
合和公路基建之董事 梁國基	08/09/2004	4.875	2,000,000	–	–	–	2,000,000	08/09/2004 -07/09/2007	不適用
合和公路基建之僱員	08/09/2004	4.875	400,000	–	–	–	400,000	08/09/2004 -07/09/2007	不適用
合共			**2,400,000**	–	–	–	**2,400,000**		

所有授出之認股權可在授出日後行使。

主要股東

除於「董事於股份、相關股份及債權證之權益」段內所披露外，於二零零五年十二月三十一日，公司無接獲通知超過公司已發行股本5%或以上之任何其他權益而須按證券及期貨條例第336條載錄登記冊內。

購回、出售或贖回證券

公司或其任何附屬公司截至二零零五年十二月三十一日止六個月內概無購回、出售或贖回公司任何證券。

僱員及薪酬政策

於二零零五年十二月三十一日，集團約有1,170名僱員。集團旨在釐定具競爭力的僱員薪金，並不時與市場作比較。集團亦為僱員持續提供發展計劃，以鼓勵學習風氣及改善工作表現。

公司管治

於回顧期內，公司已遵守上市規則附錄14所載之《企業管治常規守則》(「企業管治守則」)內所有守則條文。股東已於二零零五年十月十九日舉行之股東週年大會上，批准修訂公司組織章程細則，以符合守則條文A.4.2所規定之董事須至少每三年輪流退任一次。

證券交易標準守則

公司已採納上市規則附錄10所載上市公司董事進行證券交易的標準守則(「該守則」)，作為公司董事進行證券交易之守則。公司已向所有董事作出特定查詢，董事亦確認於回顧期內已遵循該守則所規定的準則。

自二零零五年七月一日起，公司採納有關僱員買賣證券之書面指引，指引內之規定並不低於該守則之嚴格規定。

審計委員會

審計委員會之職權範圍已於二零零五年七月一日作出有關修訂，以符合企業管治守則的條文。公司截至二零零五年十二月三十一日止六個月之中期報告已由審計委員會審閱。

薪酬委員會

公司於二零零五年七月一日成立薪酬委員會，並書面列名其按企業管治守則所規定之權限及職責。委員會由三位成員組成，大部份為獨立非執行董事。截至二零零五年十二月三十一日止六個月，薪酬委員會已釐訂一新任執行董事之薪酬及亦審閱截至二零零六年六月三十日止年度之董事袍金。

上市規則第13章下之披露

隨着合和公路基建於二零零三年在聯交所上市後，合和公路基建集團與中方合作夥伴共同控制之多家營運收費高速公路及基建項目的中外合營企業，按上市規則13.13條、13.16條、13.20條及13.22條被視作為公司之附屬公司。因此，對該等合營企業墊款及財務資助之資料再毋須按照該等規則另行披露於此中期報告內。

榮譽主席

董事會對公司前主席及現任榮譽主席胡文瀚博士於二零零六年二月二十三日之辭世深感哀痛，並對胡博士過往多年為集團所作出之寶貴貢獻致以萬分謝意。

董事變更

韋高廉先生已於二零零五年十二月辭任公司執行董事一職，但韋先生仍留任為公司旗下一附屬公司之顧問。 董事會謹此向韋先生過往15年對集團所作出之寶貴貢獻致以謝意。

承董事會命

胡應湘爵士 *GBS, KCMG, FICE*

主席

香港，二零零六年二月二十七日

公司資料及重要日期

董事會
胡應湘爵士 GBS, KCMG, FICE
主席
何炳章先生*
副主席及董事總經理
郭展禮先生
董事副總經理
胡文新先生
董事副總經理
李憲武先生#
嚴文俊先生
胡文佳先生##
胡爵士夫人郭秀萍太平紳士#
陸勵荃女士##
楊鑑賢先生
雷有基先生
李嘉士先生#
張利民先生
何榮春先生
藍利益先生##
莫仲達先生

* 亦為胡應湘爵士及胡爵士夫人郭秀萍太平紳士之候補董事
\# 非執行董事
\## 獨立非執行董事

審計委員會
藍利益先生 *主席*
陸勵荃女士
胡文佳先生

薪酬委員會
何炳章先生 *主席*
藍利益先生
陸勵荃女士

公司秘書
李業華先生

註冊辦事處
香港灣仔皇后大道東183號
合和中心64樓
電話　：(852) 2528 4975
圖文傳真：(852) 2861 2068

法律顧問
胡關李羅律師行

核數師
德勤•關黃陳方會計師行

主要往來銀行+
中國銀行
中國銀行(香港)有限公司
交通銀行股份有限公司
東亞銀行有限公司
三菱東京UFJ銀行
法國巴黎銀行
東方匯理銀行
中國建設銀行股份有限公司
集友銀行有限公司
花旗銀行
恒生銀行有限公司
香港上海匯豐銀行有限公司
華南商業銀行股份有限公司
中國工商銀行
中國工商銀行(亞洲)有限公司
廖創興銀行有限公司
瑞穗實業銀行
南洋商業銀行有限公司
上海商業銀行有限公司
深圳發展銀行
三井住友銀行
大豐銀行有限公司
永隆銀行有限公司

\+ *名稱以英文字母次序排列*

股份登記及過戶處
香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室
電話　：(852) 2862 8628
圖文傳真：(852) 2529 6087

上市資料
香港聯合交易所有限公司
普通股(股份代號：54)

美國預託證券
CUSIP編號	439555301
交易符號	HOWWY
普通股與美國預託證券比率	1:1
託管銀行	美國花旗銀行

投資者關係
投資者關係部經理
電話　：(852) 2862 5683
圖文傳真：(852) 2861 2068
電郵　：ir@hopewellholdings.com

公司網址
www.hopewellholdings.com

重要日期
公佈中期業績	二零零六年二月二十七日
暫停辦理股份過戶登記	二零零六年三月十七日至 二零零六年三月二十二日(包括首尾兩天在內)
派付中期股息 (每普通股港幣36仙)	二零零六年三月二十三日

(於二零零六年二月二十七日)

獨立審閱報告

Deloitte.
德勤

致合和實業有限公司董事會
(於香港註冊成立之有限公司)

前言

本行已按　貴公司指示審閱載於第23頁至44頁的中期財務報告。

董事的責任

香港聯合交易所有限公司《證券上市規則》規定中期財務報告須遵照香港會計師公會頒佈的會計實務準則第34 號「中期財務報告」及有關條文編製。本中期財務報告由董事負責，並已獲董事批准。

根據本行接受委聘的協定條款，本行的責任是根據本行的審閱，對中期財務報告作出獨立的結論，並將此結論僅向董事會全體報告，而不作其他用途。本行概不就本報告之內容而向任何其他人士負責或承擔任何責任。

進行審閱工作

本行乃根據香港會計師公會所頒佈的核數準則第700號「獲委聘審閱中期財務報告」進行審閱工作。審閱工作主要包括向集團管理層作出查詢及就中期財務報告進行分析程序，並據此評估會計政策及呈報基準是否已貫徹採用(除非另有披露)。審閱工作並不包括如控制測試及核實資產、負債及交易等審核程序。由於審閱工作所涵蓋的範圍遠較審核為窄，故所提供保證亦較審核為低。因此，本行並無就中期財務報告作出審核意見。

審閱總結

根據本行所作出並不構成審核的審閱工作，本行並無察覺截至二零零五年十二月三十一日止六個月的中期財務報告須作出任何重大修改。

德勤 • 關黃陳方會計師行
執業會計師
香港
二零零六年二月二十七日

簡明綜合收益表

	附註	截至十二月三十一日止六個月 2004 港幣千元 (未經審核及重列)	2005 港幣千元 (未經審核)
營業額	4	349,060	**396,043**
銷售及服務成本		(184,024)	**(190,376)**
		165,036	**205,667**
其他營運收入	5	50,046	**107,903**
銷售及分銷成本		(11,399)	**(16,520)**
行政費用		(78,658)	**(79,297)**
其他營運費用	6	(65,141)	**(74,436)**
		59,884	**143,317**
投資物業公平值變動產生之盈利		—	**168,162**
出售一附屬公司之盈利	7	—	**265,387**
出售一電廠項目之盈利	8	404,450	**44,818**
撥回應收一前共同控制個體			
款項之減值虧損	9	—	**163,200**
出售共同控制個體權益之盈利	9	495,633	**—**
財務成本	10	(53,583)	**(30,676)**
應佔其溢利(虧損)			
共同控制個體		565,178	**555,641**
聯營公司		1,851	**(381)**
除稅前溢利		1,473,413	**1,309,468**
所得稅支出	11	(12,530)	**(29,510)**
本期溢利		1,460,883	**1,279,958**
應佔：			
本公司股權持有人		1,261,777	**1,117,544**
少數股東權益		199,106	**162,414**
		1,460,883	**1,279,958**
股息	12	377,489	**323,635**
		港幣	港幣
每股溢利	13		
基本		1.41	**1.24**
攤薄後		1.41	**1.24**

簡明綜合資產負債表

	附註	30.6.2004 港幣千元 (經審核及 重列)	31.12.2005 港幣千元 (未經審核)
資產			
非流動資產			
投資物業	14	6,116,284	**6,310,479**
物業、機械及設備	14	440,627	**448,711**
預付土地租賃款項	14	790,970	**829,947**
待發展或發展中物業		201,395	**211,309**
共同控制個體權益		7,725,147	**8,367,767**
聯營公司權益		10,143	**9,154**
其他投資項目	23(c)	—	**68,344**
證券投資	15	22,114	**—**
可供出售投資	16	—	**76,608**
長期應收款項		17,550	**9,842**
已抵押之存款		94,263	**—**
		15,418,493	**16,332,161**
流動資產			
存貨		9,333	**11,564**
持作出售之物業		359,730	**466,745**
預付土地租賃款項	14	6,874	**8,081**
證券投資之即期部分	15	737,591	**—**
貿易及其他應收賬款	17	522,057	**167,383**
按金及預付款項		34,655	**67,298**
予一共同控制個體之貸款		10,870	**28,275**
銀行結餘及現金		2,551,430	**3,150,613**
		4,232,540	**3,899,959**
總資產		19,651,033	**20,232,120**

簡明綜合資產負債表（續）

	附註	30.6.2005 港幣千元 (經審核及 重列)	31.12.2005 港幣千元 (未經審核)
股東權益及負債			
資本及儲備金			
股本	18	2,244,925	**2,246,163**
股本溢價及儲備金		13,221,087	**14,125,006**
本公司股權持有人應佔股權		15,466,012	**16,371,169**
少數股東權益		2,468,602	**2,556,199**
股權總額		17,934,614	**18,927,368**
非流動負債			
銀行貸款	19	55,000	**55,000**
應付聯營公司款項		12,038	**12,447**
保證準備		164,059	**164,059**
遞延稅項負債		580,491	**618,513**
		811,588	**850,019**
流動負債			
貿易及其他應付賬款	20	759,622	**280,135**
租務及其他按金		95,258	**125,424**
應付少數股東款項		—	**8,531**
稅項負債		49,951	**40,643**
		904,831	**454,733**
總負債		1,716,419	**1,304,752**
股東權益及負債總額		19,651,033	**20,232,120**

簡明綜合權益變動表

本公司股權持有人應佔下列各項

	股本 港幣千元	股本溢價 港幣千元	股本贖回儲備 港幣千元	股本儲備 港幣千元	投資物業重估儲備 港幣千元	匯兌換算儲備 港幣千元	中國法定儲備金 港幣千元	投資重估儲備 港幣千元	優先認股權儲備 港幣千元	股息儲備 港幣千元	保留溢利 港幣千元	總數 港幣千元	少數股東權益 港幣千元	總數 港幣千元
於二零零四年七月一日														
原先呈列	2,210,205	8,558,817	—	83,010	2,131,845	(5,682)	57,421	—	—	268,631	1,561,260	14,865,507	2,418,947	17,284,454
會計政策變動之影響(附註3)	—	—	—	—	(2,131,845)	—	—	—	—	—	1,365,292	(766,553)	—	(766,553)
重列	2,210,205	8,558,817	—	83,010	—	(5,682)	57,421	—	—	268,631	2,926,552	14,098,954	2,418,947	16,517,901
伸算附屬公司、共同控制個體及聯營公司財務報告之兌換差額	—	—	—	—	—	(5,313)	—	—	—	—	—	(5,313)	(146)	(5,459)
直接於股本確認之開支總額	—	—	—	—	—	(5,313)	—	—	—	—	—	(5,313)	(146)	(5,459)
本期溢利	—	—	—	—	—	—	—	—	—	—	1,261,777	1,261,777	199,106	1,460,883
期間確認之(開支)收入總額	—	—	—	—	—	(5,313)	—	—	—	—	1,261,777	1,256,464	198,960	1,455,424
少數股東投入之資本	—	—	—	—	—	—	—	—	—	—	—	—	16,588	16,588
發行股份	37,125	88,520	—	—	—	—	—	—	—	—	—	125,645	—	125,645
股份發行費用	—	(50)	—	—	—	—	—	—	—	—	—	(50)	—	(50)
就出售共同控制個體權益而變現之金額	—	—	—	—	—	2,839	—	—	—	—	—	2,839	—	2,839
儲備金相互轉撥	—	—	—	—	—	—	6,321	—	—	—	(6,321)	—	—	—
擬作派發股息之金額	—	—	—	—	—	—	—	—	—	377,489	(377,489)	—	—	—
已付截至二零零四年六月三十日止年度末期股息	—	—	—	—	—	—	—	—	—	(268,931)	—	(268,931)	(226,628)	(495,559)
於二零零四年十二月三十一日	2,247,330	8,647,287	—	83,010	—	(8,156)	63,742	—	—	377,189	3,804,519	15,214,921	2,407,867	17,622,788
於二零零五年六月三十日														
原先呈列	2,244,925	8,648,818	2,668	83,010	2,454,573	(7,314)	63,742	—	—	341,229	2,478,720	16,310,371	2,468,602	18,778,973
會計政策變動之影響(附註3)	—	—	—	—	(2,454,573)	—	—	—	—	—	1,610,214	(844,359)	—	(844,359)
重列	2,244,925	8,648,818	2,668	83,010	—	(7,314)	63,742	—	—	341,229	4,088,934	15,466,012	2,468,602	17,934,614
會計政策變動之影響(附註3)	—	—	—	—	—	—	—	—	—	—	61,617	61,617	20,788	82,405
於二零零五年七月一日	2,244,925	8,648,818	2,668	83,010	—	(7,314)	63,742	—	—	341,229	4,150,551	15,527,629	2,489,390	18,017,019
伸算附屬公司、共同控制個體及聯營公司財務報告之兌換差額	—	—	—	—	—	48,978	—	—	—	—	—	48,978	13,345	62,323
可供出售投資公平值變動產生之盈利	—	—	—	—	—	—	—	6,942	—	—	—	6,942	—	6,942
直接於股本確認之收入淨額	—	—	—	—	—	48,978	—	6,942	—	—	—	55,920	13,345	69,265
本期溢利	—	—	—	—	—	—	—	—	—	—	1,117,544	1,117,544	162,414	1,279,958
期間確認之收入總額	—	—	—	—	—	48,978	—	6,942	—	—	1,117,544	1,173,464	175,759	1,349,223
少數股東投入之資本	—	—	—	—	—	—	—	—	—	—	—	—	1,567	1,567
發行股份	1,238	7,227	—	—	—	—	—	—	—	—	—	8,465	—	8,465
股份發行費用	—	(7)	—	—	—	—	—	—	—	—	—	(7)	—	(7)
儲備金相互轉撥	—	—	—	—	—	—	7,213	—	—	—	(7,213)	—	—	—
確認按股權結算以股份為基礎之付款	—	—	—	—	—	—	—	—	3,035	—	—	3,035	—	3,035
收購附屬公司額外權益	—	—	—	—	—	—	—	—	—	—	—	—	(992)	(992)
出售附屬公司	—	—	—	—	—	—	—	—	—	—	—	—	(1,092)	(1,092)
擬作派發股息之金額	—	—	—	—	—	—	—	—	—	323,635	(323,635)	—	—	—
已付截至二零零五年六月三十日止年度末期股息	—	—	—	—	—	—	—	—	—	(341,417)	—	(341,417)	(108,433)	(449,850)
於二零零五年十二月三十一日	2,246,163	8,656,038	2,668	83,010	—	41,664	70,955	6,942	3,035	323,447	4,937,247	16,371,169	2,556,199	18,927,368

簡明綜合現金流量表

截至二零零五年十二月三十一日止六個月

	截至十二月三十一日止六個月	
	2004	2005
	(未經審核)	(未經審核)
	港幣千元	港幣千元
經營業務		
來自經營業務之繳稅前現金	54,133	**61,709**
支付稅款淨額	(89,429)	**(5,366)**
(用於)來自經營業務之現金淨額	(35,296)	**56,343**
投資業務		
已收股息	366,007	**323,623**
持有至到期債務證券於贖回時所得款項	1,089,446	**733,677**
購入持有至到期債務證券	(301,119)	**—**
自下列出售之已收淨額		
電廠項目	629,117	**44,818**
共同控制個體之權益	518,376	**—**
一共同控制個體償還之貸款	502,718	**163,200**
契約廢止存款減少	1,587,990	**—**
其他投資現金流量	72,551	**(239,151)**
來自投資業務之現金淨額	4,465,086	**1,026,167**
融資活動		
已付股息予		
股東	(268,931)	**(341,417)**
附屬公司之少數股東	(226,628)	**(108,433)**
償還銀行及其他貸款	(133,555)	**—**
贖回票據	(1,474,201)	**—**
其他融資現金流量	120,788	**(35,607)**
用於融資活動之現金淨額	(1,982,527)	**(485,457)**
現金及現金等值物增加	2,447,263	**597,053**
期初現金及現金等值物	1,029,933	**2,551,430**
外幣兌換率變動之影響	(3,582)	**2,130**
期末現金及現金等值物	3,473,614	**3,150,613**
現金及現金等值物之分析		
銀行結餘及現金	3,473,614	**3,150,613**

1. 編製基準

本簡明財務報告表乃遵照香港聯合交易所有限公司(「香港聯交所」)證券上市規則附錄十六內適用之披露規定及香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」編製。

2. 主要會計政策

除若干物業及金融工具按重估款額或公平值(倘適用)估量外，本簡明財務報告表乃根據歷史成本基準編製。

除以下所述者外，本簡明財務報告表所採用之會計政策與本集團編製截至二零零五年六月三十日止年度之年度財務報告表所採用者一致。

於本期間，本集團首次採納由香港會計師公會頒佈之多項新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(統稱為「新香港財務報告準則」)。該等準則於二零零五年一月一日或以後開始之會計期間生效。應用新香港財務報告準則導致收益表、資產負債表及權益變動表之呈報方式有所改變。特別是少數股東權益及應佔共同控制個體及聯營公司税項之呈報方式已根據香港會計準則第1號「財務報告表之呈列」有所變動。此等呈報方式之變動已追溯應用。採納新香港財務報告準則已導致本集團以下範疇之會計政策出現變動，對現行或以往會計期間之業績編製及呈列方式構成影響。

酒店物業

香港詮釋第2號「酒店物業之適當會計政策」澄清業主持作自營酒店物業之會計政策。在以往期間，本集團之自營酒店物業以成本列賬，並不作出折舊。香港詮釋第2號要求將業主持作營運之物業按香港會計準則第16號「物業、廠房及設備」分類為物業、廠房及設備，並因而使用成本值模式或重估值模式入賬。本集團就其酒店物業採用成本值模式入賬。在香港詮釋第2號未附任何具體過渡條文之情況下，此項新會計政策已被追溯應用。比較數字已作重列。

業主自用之土地租賃權益

於以往期間，業主自用之租賃土地及樓宇乃計入物業、機械及設備以成本值模式計量。於本期間，本集團已應用香港會計準則第17號「租賃」。根據香港會計準則第17號，業主自用之土地及樓宇租賃之土地及樓宇部份在進行租賃分類時須分開考慮，除非租金無法可靠劃為土地及樓宇兩部份；在該情況下整項租賃一般以融資租約形式處理。在土地及樓宇所佔之租賃款項能可靠分配之情況下，土地之租賃權益重新分類為預付土地租賃款項，並按成本列賬及於租賃期內按直綫法攤銷。此項會計政策之變動已追溯應用。比較數字已作重列。

2. 主要會計政策（續）

投資物業

在以往期間，會計實務準則第13號項下之投資物業以公開市值計量，重估盈餘或虧損撥入投資物業重估儲備，除非儲備結餘不足以彌補重估減值，則重估減值高出投資物業重估儲備結餘之數額自收益表扣除。若減值已於早前自收益表扣除而其後之重估出現升值，則升值按早前之減幅記入收益表。在本期間，本集團首次應用香港會計準則第40號「投資物業」並已選擇追溯應用此項準則。本集團已選擇將其投資物業以公平值模式入賬，此模式規定將投資物業公平值變動所產生之收益或虧損直接確認於有關損益產生期內之收益表。比較數字已重列。

採納香港會計準則第40號導致若干以往根據會計實務準則第13號之規定分類為投資物業之物業分類出現變動。在以往期間，雖然投資物業其中部份非持作投資用途並由本集團佔用，但該部份若按面積或價值佔投資物業整體相等或少於百份之十五，則佔用部份亦歸類為投資物業。根據香港會計準則第40號，倘物業部份可以分開出售，則該部份應分開入賬。在本年度，本集團已追溯應用香港會計準則第40號，並將若干由業主佔用之物業從投資物業重新分類至物業、機械及設備及預付土地租賃款項。比較數字已重列。

與投資物業有關之遞延稅項

在以往期間，根據以往詮釋重估投資物業所產生之稅項後果乃根據有關物業可透過出售可收回之賬面金額作出評估。在本期間，本集團已應用香港會計準則詮釋第21號「所得稅－收回經重估之不可折舊資產」(「香港會計準則詮釋第21號」)，該準則不再假設投資物業賬面值可透過出售而收回。因此，投資物業之遞延稅項後果現按反映本集團預期於每一結算日收回物業之方式之基準計算。於香港會計準則詮釋第21號未附任何具體過渡條文之情況下，此項會計政策已追溯應用。比較數字已重列。

金融工具

於本期間，本集團已應用香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」。香港會計準則第32號規定作追溯應用。採納香港會計準則第32號對本集團財務報告表之呈報並無造成重大影響。於二零零五年一月一日或以後開始之會計期間生效之香港會計準則第39號，基本上不容許對金融資產及負債進行追溯性確認、不再確認或計量。因實行香港會計準則第39號而產生之主要影響摘要如下：

2. 主要會計政策(續)

金融資產及金融負債之分類及計量

本集團已就香港會計準則第39號所界定之金融資產及金融負債範圍內，應用有關香港會計準則第39號之過渡性條文。

於二零零五年六月三十日前，本集團根據會計實務準則第24號之基準處理方式將其債務證券及股本證券分類及計量。根據會計實務準則第24號，於債務或股本證券之投資會適當地分類為「投資證券」、「其他投資」或「持有至到期之投資」。根據會計實務準則第24號，「投資證券」按成本減減值虧損(倘有)入賬，而「其他投資」乃按公平值計量，而未變現收益或虧損計入損益內。持有至到期之投資乃按攤銷成本減減值虧損(倘有)入賬。自二零零五年七月一日起，本集團按照香港會計準則第39號將債務證券及股本證券分類及計量。根據香港會計準則第39號，金融資產乃歸類為「按公平值計入損益之金融資產」、「可供出售金融資產」、「貸款及應收賬款」或「持有至到期之金融資產」。分類視乎購入資產之目的而定。「按公平值計入損益之金融資產」及「可供出售金融資產」乃按公平值入賬，而公平值變動乃分別於損益及股本權益中確認。「貸款及應收賬款」及「持有至到期之金融資產」乃按攤銷成本使用實際利率法計量。

於二零零五年七月一日，本集團按照香港會計準則第39號之過渡性條文分類及計量其債務及股本證券(於該日之總面值為港幣759,705,000元)。據此應用香港會計準則第39號並無對本集團於二零零五年七月一日之保留溢利造成任何影響。

債務證券及股本證券以外之金融資產及金融負債

由二零零五年七月一日起，本集團按照香港會計準則第39號之規定將其金融資產及金融負債(先前超出會計實務準則第24號之範圍以外)分類及計量。誠如上文所述，香港會計準則第39號之金融資產乃歸類為「按公平值計入損益之金融資產」、「可供出售金融資產」、「貸款及應收賬款」及「持有至到期之金融資產」。金融負債一般歸類為「按公平值計入損益之金融負債」或「除按公平值計入損益之金融負債外之金融負債(其他金融負債)」。「其他金融負債」乃按攤銷成本使用實際利率法入賬。

於應用香港會計準則第39號前，免息貸款乃按其面值列賬。香港會計準則第39號規定，所有金融資產及金融負債於初步確認時按公平值計算。免息貸款乃使用實際利率法於其後結算日按攤銷成本計量。本集團於二零零五年七月一日之保留溢利已增加約港幣61,617,000元。截至二零零五年十二月三十一日止六個月之溢利已減少約港幣1,206,000元。

2. 主要會計政策(續)

以股本為基礎之付款

於本期間，本集團已應用香港財務報告準則第2號「以股本為基礎之付款」。該準則規定，當本集團以股份或股份權利(「股本結算交易」)，或以特定數目股份或股份權利等值之其他資產(「現金結算交易」)作為購買貨品或取得服務之代價時，則須確認開支。香港財務報告準則第2號對本集團之主要影響關乎授予本公司董事及僱員之認股權於認股權授出日期釐定之公平值，須於歸屬期內支銷。在應用香港財務報告準則第2號前，本集團直至在認股權獲行使時才確認該等認股權之財務影響。本集團已就於二零零五年七月一日或以後授出之認股權應用香港財務報告準則第2號。於二零零五年七月一日前授出之認股權而言，對於二零零二年十一月七日或以前授出之認股權及對於二零零二年十一月七日以後授出並於二零零五年七月一日前已歸屬之認股權，本集團根據相關過渡性條文並未應用香港財務報告準則第2號。因此，採用香港財務報告準則第2號並未對本集團以往會計期間之業績有所影響。

上述會計政策變動所引致之影響概括於附註3。

本集團並無提早應用下列已頒佈但尚未生效之新香港財務報告準則。本集團現正評估該等新香港財務報告準則之潛在影響，惟尚未能就該等新香港財務報告準則對本集團之經營業績及財務狀況之編製及呈報方式是否有重大影響作出評估。該等新香港財務報告準則在日後或會導致業績及財務狀況之編製及呈報方式出現變動。

香港會計準則第1號(經修訂)	資本披露[1]
香港會計準則第19號(經修訂)	精算損益、集團計劃及披露[2]
香港會計準則第21號(經修訂)	海外業務投資淨額[2]
香港會計準則第39號(經修訂)	預測集團內公司間交易之現金流量對沖會計處理法[2]
香港會計準則第39號(經修訂)	選擇以公平值入賬[2]
香港會計準則第39號及香港財務報告準則第4號(經修訂)	財務擔保合約[2]
香港會計準則第6號	礦產資源之勘探及評估[2]
香港會計準則第7號	金融工具：披露[1]
香港(國際財務報告解釋委員會)－詮釋第4號	釐定安排是否包括租賃[2]
香港(國際財務報告解釋委員會)－詮釋第5號	終止運作、復原及環境修復基金所產生權益之權利[2]
香港(國際財務報告解釋委員會)－詮釋第6號	參與特定市場－廢棄電力及電子設備所產生之負債[3]
香港(國際財務報告解釋委員會)－詮釋第7號	根據香港會計準則第29號「惡性通貨膨漲經濟中的財務報告」採用重列法[4]

[1] *於二零零七年一月一日或之後開始之年度期間生效。*
[2] *於二零零六年一月一日或之後開始之年度期間生效。*
[3] *於二零零五年十二月一日或之後開始之年度期間生效。*
[4] *於二零零六年三月一日或之後開始之年度期間生效。*

3. 會計政策變動之影響概要

上文附註2所述會計政策之變動對本期及過往期間業績之影響如下：

	截至十二月三十一日止六個月	
	2004	2005
	港幣千元	港幣千元
折舊及攤銷		
一酒店物業	(4,636)	**(4,636)**
一由投資物業重新分類至物業、機械及設備	(2,189)	**(2,273)**
由於酒店物業及由投資物業重新分類至物業、機械及設備之折舊及攤銷所產生之遞延税項減少	867	**867**
投資物業公平值變動產生之盈利(虧損)		
一本集團	—	**168,162**
一一聯營公司	—	**(1,895)**
投資物業所產生之遞延税項增加	—	**(29,428)**
授予僱員之購股權之開支	—	**(3,035)**
提供予一共同控制個體之免息貸款有關之利息收入增加	—	**21,131**
就金融負債攤佔一間共同控制個體溢利減少	—	**(22,337)**
自重新分類(重新分類至)應佔共同控制個體及聯營公司税項		
一應佔共同控制個體溢利	(24,969)	**(58,582)**
一應佔聯營公司溢利	(384)	**(313)**
一所得税開支	25,353	**58,895**
期間溢利(減少)增加	(5,958)	**126,556**

3. 會計政策變動之影響概要(續)

按項目之分類呈列期內溢利(減少)增加分析如下:

	截至十二月三十一日止六個月 2004 港幣千元	2005 港幣千元
營業額增加	—	**21,131**
銷售及服務成本增加	(6,825)	**(6,909)**
行政費用增加	—	**(3,035)**
投資物業公平值變動產生之盈利增加	—	**168,162**
應佔其溢利減少		
一共同控制個體	(24,969)	**(80,919)**
一聯營公司	(384)	**(2,208)**
所得税支出減少	26,220	**30,334**
期間溢利(減少)增加	(5,958)	**126,556**

應用新香港財務報告準則於二零零五年六月三十日及二零零五年七月一日之累計影響概述如下:

	於二零零五年六月三十日(原本呈列) 港幣千元	採納下列準則之影響採納 香港詮釋第2號 港幣千元	香港會計準則第1號 港幣千元	香港會計準則第17號 港幣千元	香港會計準則第40號 港幣千元	香港會計準則詮釋第21號 港幣千元	於二零零五年六月三十日(重列) 港幣千元	採納香港會計準則第32號及第39號之影響 港幣千元	於二零零五年七月一日 港幣千元
資產負債表項目									
投資物業	6,477,300	—	—	—	(361,016)	—	6,116,284	—	6,116,284
物業、機械及設備	538,378	(103,472)	—	(105,328)	111,049	—	440,627	—	440,627
預付土地租賃款項	—	(26,332)	—	769,067	55,109	—	797,844	—	797,844
待發展或發展中物業	1,125,532	—	(260,398)	(663,739)	—	—	201,395	—	201,395
共同控制個體權益	7,725,147	—	—	—	—	—	7,725,147	82,405	7,807,552
聯營公司權益	14,164	—	—	—	—	(4,021)	10,143	—	10,143
持作出售之物業	99,332	—	260,398	—	—	—	359,730	—	359,730
證券投資	759,705	—	—	—	—	—	759,705	(759,705)	—
持有至到期之投資	—	—	—	—	—	—	—	737,591	737,591
可供出售投資	—	—	—	—	—	—	—	22,114	22,114
遞延税項負債	(64,815)	22,716	—	—	889	(539,281)	(580,491)	—	(580,491)
對資產及負債之影響		(107,088)	—	—	(193,969)	(543,302)		82,405	
保留溢利	2,478,720	(107,088)	—	—	2,260,604	(543,302)	4,088,934	61,617	4,150,551
投資物業重估儲備	2,454,573	—	—	—	(2,454,573)	—	—	—	—
少數股東權益	2,468,602	—	—	—	—	—	2,468,602	20,788	2,489,390
對股本權益之影響總額		(107,088)	—	—	(193,969)	(543,302)		82,405	

3. 會計政策變動之影響概要（續）

應用新香港財務報告準則對本集團於二零零四年六月三十日及二零零四年七月一日之股本權益之財務影響概述如下：

	於二零零四年六月三十日（原本呈列）港幣千元	採納下列準則之影響 香港詮釋第2號 港幣千元	香港會計準則第40號 港幣千元	香港會計準則詮釋第21號 港幣千元	於二零零四年六月三十日及二零零四年七月一日（重列）港幣千元
保留溢利	1,561,260	(99,439)	1,959,749	(495,018)	2,926,552
投資物業重估儲備	2,131,845	—	(2,131,845)	—	—
對股本權益之影響總額		(99,439)	(172,096)	(495,018)	

4. 營業額及分部資料

業務之分部

本集團用以劃分作首要分類呈報之業務如下：

基建項目投資	—	高速公路項目投資
物業投資	—	物業租賃，代理及管理
物業發展	—	發展物業
酒店投資	—	酒店持有及管理
餐館及食品經營	—	餐館營運及食品經營

本集團各業務之分析如下。

分部營業額

	截至二零零四年十二月三十一日止六個月			截至二零零五年十二月三十一日止六個月		
	對外 港幣千元	集團分部間之收入 港幣千元	營業額 港幣千元	對外 港幣千元	集團分部間之收入 港幣千元	營業額 港幣千元
基建項目投資	25,974	—	25,974	**56,055**	—	**56,055**
物業投資	150,090	11,073	161,163	**159,536**	**11,561**	**171,097**
酒店投資	93,261	87	93,348	**97,493**	**54**	**97,547**
餐館及食品經營	74,862	249	75,111	**82,385**	—	**82,385**
其他業務	4,873	135	5,008	**574**	—	**574**
扣除	—	(11,544)	(11,544)	—	**(11,615)**	**(11,615)**
總營業額	349,060	—	349,060	**396,043**	—	**396,043**

集團分部間收入之價格由管理層參考市場價格釐定。

4. 營業額及分部資料(續)

業務之分部(續)

分部業績

	截至二零零四年十二月三十一日止六個月之溢利(虧損)				截至二零零五年十二月三十一日止六個月之溢利(虧損)			
	本公司及附屬公司 港幣千元 (重列)	共同控制個體 港幣千元 (重列)	聯營公司 港幣千元 (重列)	總額 港幣千元 (重列)	本公司及附屬公司 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元
基建項目投資	(41,656)	488,820	—	447,164	(18,000)	557,635	—	539,635
物業投資								
一營運	88,493	—	1,300	89,793	92,433	—	(775)	91,658
一投資物業公平值變動產生之盈利	—	—	—	—	168,162	—	—	168,162
物業發展	(4,130)	76,358	—	72,228	(10,832)	(1,994)	—	(12,826)
酒店投資	27,215	—	—	27,215	31,101	—	—	31,101
餐館及食品經營	3,602	—	—	3,602	7,277	—	—	7,277
其他業務	(5,816)	—	551	(5,265)	6,434	—	394	6,828
分部業績	67,708	565,178	1,851	634,737	276,575	555,641	(381)	831,835

	截至十二月三十一日止六個月 2004 港幣千元 (重列)	2005 港幣千元
分部業績		
本公司及附屬公司	67,708	276,575
利息及其他收入	44,799	73,998
外幣兌換(虧損)收益	(12,800)	15,977
未分配之企業費用	(39,823)	(55,071)
	59,884	311,479
出售一附屬公司之盈利	—	265,387
出售一電廠項目之盈利	404,450	44,818
撥回應收一前共同控制個體款項之減值虧損	—	163,200
出售共同控制個體權益之盈利	495,633	—
財務成本	(53,583)	(30,676)
應佔其溢利(虧損)		
共同控制個體	565,178	555,641
聯營公司	1,851	(381)
除税前溢利	1,473,413	1,309,468

上文應佔共同控制個體及聯營公司之溢利(虧損)包括應佔共同控制個體及聯營公司之税項約港幣58,582,000元(截至二零零四年十二月三十一日止六個月:港幣24,969,000元)及港幣313,000元(截至二零零四年十二月三十一日止六個月:港幣384,000元)。

4. 營業額及分部資料(續)

地區之分部

本集團營業額按地區分佈如下：

	截至十二月三十一日止六個月	
	2004	2005
	港幣千元	港幣千元
香港	320,816	338,337
中國大陸(「中國」)	28,244	57,706
	349,060	396,043

5. 其他營運收入

	截至十二月三十一日止六個月	
	2004	2005
	港幣千元	港幣千元
	(重列)	
其他營運收入包括：		
銀行存款及應收貸款之利息	28,183	65,319
持有至到期債務證券投資之回報(已減除購入溢價之攤銷港幣3,914,000元(截至二零零四年十二月三十一日止六個月：港幣28,846,000元))	16,379	3,822
外幣兑換收益	—	15,977

6. 其他營運費用

	截至十二月三十一日止六個月	
	2004	2005
	港幣千元	港幣千元
其他營運支出包括：		
共同控制個體成本之攤銷	48,590	55,509
外幣兑換虧損	12,800	—

7. 出售一附屬公司之盈利

於期內，本公司訂立協議出售本公司於Hopewell (Thailand) Limited（「HTL」）之全部權益及本集團對該公司作出之墊款。該公司之主要業務為於泰國從事鐵路及公路運輸系統項目（「曼谷高架鐵路項目」）。該項出售之代價為500,000,000泰銖連同一筆款項，該筆款項計算根據協議所訂，倘若HTL就有關曼谷高架鐵路項目之索償而可取總數超過2,000,000,000泰銖，該款額相等於超出2,000,000,000泰銖之金額的20%。然而，若干關於HTL成功收回其與曼谷高架鐵路項目有關之索償之若干事件目前未能確定，因而對出售代價之最終數額及收回時間存在重要影響。因此，代價款將會於本集團收取時方予確認。在本期間之收益表內確認出售HTL盈利約達港幣265,000,000元乃本集團於出售時解除HTL之負債淨額。

8. 出售一電廠項目之盈利

該數額為出售印尼Tanjung Jati B電廠於期內確認之盈利。該電廠於二零零三年以現金代價美金306,200,000元出售，代價自二零零三年七月起計分39個月分期支付。本集團迄今已收取及確認為收入之分期款項為總額美金285,600,000元，當中於本期間已確認美金5,900,000元。然而，根據買方訂立之貸款協議及融資租賃協議，若干事件之發生，包括但不限於對建造該發電廠有重大不利影響之不可抗力事件，可導致貸款人取消給予買方之項目貸款，因而對本集團分期收取餘下分期款項美金20,600,000元之最終數額及時間存在重要影響。所以，餘下分期款項於本集團收取時方予確認。

9. 撥回應收一前共同控制個體款項之減值虧損／出售共同控制個體權益之盈利

於以往期間，本集團出售其於共同控制個體（於中國順德經營公路及橋樑項目以及105國道項目）之權益，本集團因此確認出售盈利約港幣496,000,000元。在釐定出售盈利時，應收其中一間共同控制個體之未償款項約港幣244,000,000元被視作已減值。於本期間，該共同控制個體已向本集團償還該項未償還款項約港幣163,000,000元，並已於本期間之收益表內確認。該個體尚欠未償還款項餘額約港幣81,000,000元乃無抵押及以按銀行貸款利率計息，並須於二零零七年十二月三十一日償還。然而，未償還無抵押款項之可收回性視乎相關個體之財務狀況而定，而該財務狀況目前未能確定。因此，該未收取款項仍被視作已減值。

10. 財務成本

	截至十二月三十一日止六個月	
	2004	2005
	港幣千元	港幣千元
利息		
須於五年內全數歸還之銀行貸款及透支	5,565	**4,327**
須於五年內全數歸還之票據	18,198	**—**
須於五年內全數歸還之其他貸款	18,673	**19,864**
	42,436	**24,191**
其他財務成本		
貸款安排費及有關費用	10,791	**6,485**
發行票據支出之攤銷	356	**—**
	11,147	**6,485**
	53,583	**30,676**

11. 所得稅支出

	截至十二月三十一日止六個月	
	2004	2005
	港幣千元	港幣千元
	(重列)	
本期稅項		
香港	6,585	**8,493**
其他地區	5,839	**729**
	12,424	**9,222**
過往年度超額準備		
香港	(2,652)	**(1,306)**
其他地區	(1,172)	**(16,428)**
	(3,824)	**(17,734)**
遞延稅項	3,930	**38,022**
本公司及附屬公司應佔稅項	12,530	**29,510**

香港利得稅乃以本期間估計應課稅溢利按17.5%(截至二零零四年十二月三十一日止六個月：17.5%)計算。本集團於其他地區經營之稅項乃按該國所訂之稅率計算。

12. 股息

	截至十二月三十一日止六個月	
	2004	2005
	港幣千元	港幣千元
宣派中期股息		
每股港幣36仙(截至二零零五年六月三十日止年度：每股港幣12仙)	107,768	**323,447**
宣派特別中期股息		
無(截至二零零五年六月三十日止年度：每股港幣30仙)	269,421	**—**
就財務報告批准日後所發行之股份而派付前期額外之末期股息	300	**188**
	377,489	**323,635**

於二零零五年十月，向股東派發截至二零零五年六月三十日止財政年度之末期股息每股港幣38仙。

董事局宣派截至二零零六年六月三十日止財政年度之中期股息為每股港幣36仙(截至二零零五年六月三十日止年度：港幣12仙)，並將派發予於二零零六年三月二十二日已登記於股東名冊上之股東。

13. 每股溢利

	截至十二月三十一日止六個月	
	2004	2005
	港幣千元	港幣千元
	(重列)	
每股基本及攤薄後溢利之計算資料如下：		
用以計算每股基本溢利之溢利		
本公司股權持有人應佔本期溢利	1,261,777	**1,117,544**
合和公路基建潛在普通股之攤薄影響：		
就合和公路基建所發行認股權證對合和公路基建盈利之攤薄影響而對本集團業績作出之調整	(2,172)	**(2,458)**
用以計算每股攤薄後溢利之溢利	1,259,605	**1,115,086**
	股份數目	股份數目
用以計算每股基本溢利之普通股加權平均數	893,665,219	**898,228,382**
潛在普通股之攤薄影響：		
認股權	2,469,416	**225,797**
用以計算每股攤薄後溢利之普通股加權平均數	896,134,635	**898,454,179**

14. 投資物業、物業、機械及設備及預付土地租賃款項

本集團投資物業於二零零五年十二月三十一日之公平值已由與本集團並無關連之獨立專業物業估值公司第一太平戴維斯(香港)有限公司按公開市值基準重新估值。

已於收益表中扣除之物業、機械及設備之折舊及預付土地租賃款項如下：

	截至十二月三十一日止六個月	
	2004	2005
	港幣千元	港幣千元
預付土地租賃款項之攤銷	3,437	**4,041**
減：撥作發展中物業資本之攤銷	(1,824)	**(2,428)**
	1,613	**1,613**
物業、機械及設備之折舊	13,566	**11,786**

15. 證券投資

	30.6.2005	31.12.2005
	港幣千元	港幣千元
持有至到期之債務證券(附註)	737,591	—
非上市股本證券	22,114	—
	759,705	—
分析賬面值以作申報用途：		
非即期	22,114	—
即期	737,591	—
	759,705	—

附註：

於期內，本集團之持有至到期債務證券票面值總額約港幣738,000,000元已於到期時贖回。

16. 可供出售投資

	30.6.2005	31.12.2005
	港幣千元	港幣千元
於香港上市之股本證券	—	**57,447**
非上市股本證券	—	**19,161**
	—	**76,608**

17. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，本集團授予其貿易客戶應收款項之平均信貸期為十五至六十天。

於結算日之貿易及其他應收賬款分析如下：

	30.6.2005 港幣千元	31.12.2005 港幣千元
應收賬款賬齡		
0-30天	16,301	**23,001**
31-60天	4,353	**7,228**
60天以上	5,889	**5,980**
銀行及其他存款之利息	19,598	**1,841**
出售投資及物業、機械及設備所得之應收款項	152,586	**129,019**
應收保固金	314	**314**
應收一共同控制個體之股息	323,016	**—**
	522,057	**167,383**

18. 股本

	股份數目		面值	
	30.6.2005 千股	31.12.2005 千股	30.6.2005 港幣千元	31.12.2005 港幣千元
普通股每股面值港幣2.50元				
法定	1,200,000	**1,200,000**	3,000,000	**3,000,000**
已發行及繳足	897,970	**898,465**	2,244,925	**2,246,163**

優先認股權

(a) 本公司

於期內，本公司授出認股權予若干董事，可以每股認購價港幣19.94元，認購本公司合共2,500,000股普通股。

於期內，本公司根據行使過往授出之認股權，發行495,000股每股面值港幣17.1元之普通股，其總現金代價為港幣8,464,500元。

18. 股本（續）

優先認股權（續）

(b) 合和公路基建有限公司（「合和公路基建」）

合和公路基建於期內概無授出或行使認股權。

合和公路基建認股權證

由於合和公路基建之股份於二零零三年於香港聯交所上市，合和公路基建發行認股權證予本公司股東，分配比例為本公司股東持有之股票每十股可獲分配一份認股權證。該批認股權證賦予其持有人權利於二零零三年八月六日起計三年之內，以每股港幣4.18元（於若干情況下，可予調整）之認購價，認購合和公路基建股份。

於期內，374,919份合和公路基建之認股權證已獲行使，總認購價合共港幣1,567,161元，合和公路基建因而發行374,919股普通股。於結算日，仍有合共81,175,956份合和公路基建認股權證尚未獲行使。

19. 銀行貸款

	30.6.2005 *港幣千元*	*31.12.2005* *港幣千元*
須於二至五年內償還之無抵押銀行貸款	55,000	**55,000**

20. 貿易及其他應付賬款

於結算日之未償還貿易及其他應付賬款之分析如下：

	30.6.2005 *港幣千元*	*31.12.2005* *港幣千元*
應付賬款到期日		
0-30天	246,308	**119,251**
31-60天	3,348	**9,027**
60天以上	148,215	**150,831**
應付保固金	1,943	**1,026**
應付發展費用（附註）	359,808	**—**
	759,622	**280,135**

附註：

於二零零五年六月三十日之應付發展費用為本集團就發展集團之海外基建項目所產生之建築及機械廠房成本，該等項目發展已暫時終止。於期內，該等應付發展費用已於出售從事基建項目之附屬公司後撇銷。

21. 總資產減流動負債／流動資產淨值

本集團於二零零五年十二月三十一日之總資產減流動負債約為港幣19,777,000,000元（二零零五年六月三十日：港幣18,746,000,000元）。

本集團於二零零五年十二月三十一日之流動資產淨值約港幣3,445,000,000元（二零零五年六月三十日：港幣3,328,000,000元）。

22. 出售附屬公司

	截至十二月三十一日止六個月	
	2004	2005
	港幣千元	港幣千元
出售淨資產：		
物業、機械及設備	—	437
已抵押之存款	—	94,263
貿易及其他應收賬款	—	1,127
按金及預付款項	—	431
貿易及其他應付賬款	—	(360,553)
	—	(264,295)
解除之少數股東權益	—	(1,092)
出售附屬公司之盈利	—	265,387
	—	—

於期內出售之附屬公司並無對本集團期間之現金流量、營業額或作出重大貢獻。

23. 項目承擔

(a) 物業發展

	30.6.2005	31.12.2005
	港幣千元	港幣千元
(i) 集團進行之項目		
已批准但未訂約	193,166	390,761
已訂約但未計提	161,428	97,337
	354,594	488,098
(ii) 共同控制實體進行之項目		
集團應佔物業發展開支		
已批准但未訂約	312,635	45,321
已訂約但未計提	153,578	233,280
	466,213	278,601

23. 項目承擔(續)

(b) 物業翻新工程

	30.6.2005 港幣千元	31.12.2005 港幣千元
物業翻新開支		
已批准但未訂約	—	**29,600**
已訂約但未計提	40,539	**50,322**
	40,539	**79,922**

(c) 發電廠項目

本集團已與一間中國企業訂立合作協議，並透過一間將為此目的成立之合營公司於中國廣東省共同興建一座2×600兆瓦發電廠。該項目發展成本預計約為人民幣5,400,000,000元。該項目現處於初步計劃階段，須經中國有關機構批准，於結算日，就該發電廠之已訂約發展費用約為人民幣1,300,000,000元。

於結算日，本集團已就發展發電廠項目提供資金約港幣68,000,000元(二零零五年六月三十日：無)。

除上述所披露者外，本集團之項目承擔自二零零五年六月三十日起並無重大變更。

24. 或然負債

如附註7所詳述，本公司於期內出售其於HTL之全部權益。就HTL進行BERTS項目所產生之追索及爭議亦隨着出售而不再為本集團之或然負債。

除上述所披露者外，本集團之或然負債自二零零五年六月三十日起並無重大變更。

摘要

- 除利息及稅項前溢利增長11%至港幣6.99億元
- 中期息每股港幣36仙
- 基建、出租物業及酒店業務均有令人鼓舞的增長
- 合營企業的路費收入上升16%
- 於二零零五年十二月三十一日，手頭淨現金（扣除債項後）達港幣31億元
- 在澳門及廣州的物業銷售預期可於本財政年度下半年帶來盈利貢獻







Hopewell Holdings Limited
64th Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
Web Page: www.hopewellholdings.com

合和實業有限公司
香港灣仔皇后大道東183號
合和中心64樓
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
網址 : **www.hopewellholdings.com**